As filed with the Securities and Exchange Commission on August 24, 2004

Commission File No._____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________________

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

BIOTEL INC.
(Name of Small Business Issuer in its Charter)

Minnesota	41-1427114
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

11481 Rupp Drive
Burnsville, Minnesota	55337
(Address of Principal Executive Offices)	(Zip Code)

Issuer’s telephone number: (952) 890-5135

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value per share

        This registration statement contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “anticipate,” “plan,” “seek,” “expect,” “intend” and similar expressions. Our actual results may differ materially from the results discussed in the forward-looking statements because of certain risks and uncertainties, including those discussed in Item 1 under the heading “Risk Factors.” Forward-looking statements contained in this registration statement speak only as of the date on which they are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Item 1.   DESCRIPTION OF BUSINESS

General

        Biotel Inc. is a Minnesota corporation that develops, manufactures and markets medical devices and related software through four wholly-owned subsidiaries:

•	Braemar, Inc. is a North Carolina corporation based in Burnsville, Minnesota. Braemar designs, manufactures and services non-invasive medical and other specialized monitoring products for original equipment manufacturers (“OEMs”). Braemar was incorporated in 1997 and became a wholly-owned subsidiary of Biotel in 1998 through a series of merger and acquisition transactions.

•	Carolina Medical, Inc. is a Minnesota corporation based in King, North Carolina. Carolina Medical designs, manufactures and services fluid transport, flow measurement and ultrasound products for OEMs. Carolina Medical was incorporated in 1959 and became a wholly-owned subsidiary of Biotel in 1998 through a series of merger transactions.

•	Advanced Biosensor Inc. is a Delaware corporation. Advanced Biosensor designs and develops Holter diagnostic software, and markets stress and pulmonary function devices manufactured by third-party suppliers. Advanced Biosensor, which was incorporated in 1998, began operations in 1999 as a result of the roll-up of assets and operations of three companies.

•	Agility Centralized Research Services, Inc. is a Minnesota corporation. Agility provides seven-day/24-hour electrocardiogram (“ECG”) data and management services to the medical device and pharmaceutical industries, contract research and academic research organizations worldwide for cardiac safety and therapeutic evaluation purposes within clinical trials. Biotel purchased the assets comprising Agility’s business in July 2004.

        When we use the terms “we,” “us,” “our” or similar words, unless the context otherwise requires, we are referring to Biotel and its subsidiaries (but not including the subsidiary that will be purchasing Agility’s business). Biotel’s principal executive offices are located at 11481 Rupp Drive, Burnsville, Minnesota 55337 and its telephone number is (952) 890-5135. Biotel’s Internet website address is www.biotel.com.

Products and Services

        Biotel’s development, manufacturing and marketing of medical devices falls into two business segments – sales to medical corporations and sales to clinics and hospitals. Three of our wholly-owned subsidiaries (Braemar, Carolina Medical and Agility) design, manufacture and sell medical devices and services primarily to medical corporations. The other subsidiary (Advanced Biosensor) sells products and services to clinics and hospitals. Approximately 15% of our revenue is derived from servicing and repairing products, including providing spare parts.

Sales to Medical Corporations

        Braemar, Inc.:   Braemar develops and manufactures specialty type medical devices marketed through OEM channels. It is the industry’s largest OEM manufacturer of Holter devices for ambulatory cardiac monitoring.

Holter monitors allow physicians to monitor and analyze a patient’s heart activity over a continuous period without the need for hospitalization. A Holter monitor is a portable, battery-powered diagnostic device that monitors heart functions, including electrocardiogram readings, over a continuous time period (typically 24 to 48 hours). Data is downloaded for analysis via a USB link or over the internet.

        Braemar also manufactures cardiac event recorder products, which record heart functions over a month or longer time period in order to record infrequent events such as arrhythmia. Instead of providing continuous monitoring, specific events trigger the device to record heart functions. Data is downloaded for analysis in a manner similar to that for Holter monitors.

        Holter monitors were originally developed as analog devices incorporating a cassette tape to store data. The Holter monitor and cardiac event recorder industry is now dominated by digital devices. Braemar produces both analog and digital Holter monitors, as well as tape playback systems for analog devices. It manufactures only digital cardiac event recorders. Braemar sees continued future growth in digital battery powered cardiac devices integrating wireless technology.

        Braemar is a registered device manufacturer with the United States Food and Drug Administration (“FDA”) and is required to meet the agency’s Quality System Regulation. Braemar’s Burnsville, Minnesota manufacturing facility is certified to and meets ISO 9001:2000 and EN46001 standards.

        Carolina Medical, Inc.:   Carolina Medical develops, manufactures and services OEM components for fluid transport, flow measurement and ultrasound medical devices. Its leading products are used in the liposuction and cosmetic surgery industry, including pump components, tissue separators and breast implant fillers. Carolina Medical manufactures electromagnetic blood flow and blood pressure instruments including blood flow sensors used in heart pumps. Carolina Medical’s ultrasound imaging technology is used to treat prostate cancer.

        Carolina Medical’s future growth is based on the continued development of electromechanical component devices for OEM manufacturers. Most of its planned new products are targeted for the liposuction, cosmetic surgery and dermatology markets.

        Carolina Medical is a registered device manufacturer with the FDA and is required to meet the agency’s Quality System Regulation. Its King, North Carolina manufacturing facility is certified to and meets ISO 9001:2000 and EN46001 standards.

        Agility Centralized Research Services, Inc.:   Agility was founded in November 2003 to provide seven-day/24-hour electrocardiogram (“ECG”) data and management services to the medical device and pharmaceutical industries, contract research and academic research organizations worldwide for cardiac safety and therapeutic evaluation purposes within clinical trials. Agility began marketing its services in February 2004, with a focus on serving cardiac device manufacturers. Agility has earned limited revenues since May 2004.

        A wholly-owned subsidiary of Biotel purchased the assets comprising Agility’s business in July 2004 for $240,000 in cash. Biotel agreed to pay up to an additional $260,000 in cash based upon revenues, profits and the value of contracts generated by the subsidiary.

        Biotel acquired Agility’s business for a number of reasons:

•	The contract research industry is growing due to the increasing number of new pharmaceutical and medical devices.

•	New FDA regulations propose additional ECG testing for non-cardiac drugs.

•	Proposed FDA regulations impose specialized reporting formats that will make it more difficult for academic research centers to provide ECG testing to pharmaceutical and medical device companies.

•	The acquisition provides opportunities for vertical integration because Braemar manufactures the Holter and cardiac event recorders used by Agility.

        Agility has administrative and sales offices in Burnsville, Minnesota and service operations in Bannockburn, Illinois.

Sales to Clinics and Hospitals

        Advanced Biosensor Inc.:   Advanced Biosensor, based in Columbia, South Carolina, is a manufacturer of PC-based diagnostic monitoring products marketed to clinics and hospitals. Its primary product is Holter diagnostic software that is combined with Holter monitors supplied by Braemar. Advanced Biosensor also markets stress and pulmonary function devices purchased from third party suppliers.

        Advanced Biosensor has focused on developing its software incorporating proprietary algorithms. Profitable for approximately one year, it is focusing on establishing an independent sales representative network in the United States and Europe to expand sales.

Marketing and Sales

        Approximately 3/4 of our revenues are derived from sales to OEM manufacturers. Foreign sales accounted for about 9% of our revenues during the year ended June 30, 2003.

Sales to Medical Corporations

        Braemar and Carolina Medical manufacture products for use in OEM-manufactured medical devices. OEM sales traditionally results in lower selling expenses due to fewer customers and fewer sales-related employees and independent representatives. However, gross margins are lower for OEM sales and the customer base is highly concentrated. Agility markets its products to pharmaceutical companies, medical device manufacturers, and contract research and academic research organizations. It has earned only limited revenues since May 2004

Sales to Clinics and Hospitals

        Advanced Biosensor markets it products to clinic and hospital end-users. It relies on direct mail, trade conferences and leads generated from existing customers. Advanced Biosensor has recently and will continue to increase its network of independent sales representatives in the United States. It also intends to distribute its PC-based diagnostic monitoring products to selective European markets by using local independent distributors who will provide the PC-based computer system and assist in translating software to native languages. Advanced Biosensor’s Holter diagnostic software and monitor competes with devices offered by some of Braemar’s OEM customers. .

Significant Customers

        Biotel has one major customer that accounted for more than 10% of Biotel’s consolidated revenues for the years ended June 30, 2003 and 2002.

Backlog

        Our product lines have no significant order backlog because we follow the industry practice of stocking finished goods to meet customer demand on a just-in-time basis. We believe that the ability to fill orders in a timely fashion is a competitive factor in the markets in which we operate.

Competition

        The medical device market is highly competitive. Each of our businesses competes with at least one major competitor, and such competitors vary according to specific products within a business. Due to the diversity of our product lines as a whole, no single competitor competes with us across the entire spectrum of our product lines. Braemar faces competition in its Holter recorder business from small private companies that produce OEM Holter recorders such as Datrix Corporation. In Braemar’s event recorder business, it faces competition from Instromedix, Inc., a division of Card Guard Technologies, Inc. Carolina Medical faces competition from other companies, such as HEI, Inc. and Plexus Corp., each of which manufacture devices for medical companies. Agility’s primary competitors include eResearch Technology, Inc. and Biomedical Systems. Advanced Biosensor’s primary competitors include GE Medical Systems, Midmark Corporation, Rozinn Electronics, Inc. and Burdick, Inc.

        In addition to actual competitors, Braemar and Carolina Medical face possible competition from their OEM customers, who could change their outsourcing strategy and manufacture their own device components.

        We are subject to competition in many markets on the basis of price, delivery time, customer service and our ability to meet specialty needs. We believe we enjoy strong customer relations resulting from our long participation in the industry, emphasis on customer service, commitment to quality control and reliability.

Research and Development

        Research and development expenditures account for approximately 15% of Biotel’s consolidated revenues. Our aggregate research and development expenses during the nine months ended March 31, 2004 and the years ended June 30, 2003 and 2002 amounted to $0.8 million, $1.27 million and $0.9 million, respectively. In addition to internally developing new technologies, Biotel plans to pursue alliances and acquire technologies and products that are believed to be commercially viable and complementary to the core technologies of its operating companies.

Employees

        As of July 31, 2004, we employed approximately 48 employees. No employees are represented by labor organizations and there are no collective bargaining agreements. We consider relations with our employees to be good. Set forth below is a chart of our employment by company:

	Sales to Medical Companies	Sales to Clinics & Hospitals
Manufacturing/R&D	27	8
Sales and Marketing	1	3
General and Administrative	7	2

Total	35	13

        As the holding company for the subsidiaries, Biotel has a full time Chief Executive Officer, and a Chief Financial Officer who also serves as the Chief Financial Officer and Vice President of Braemar.

Environmental Matters

        Our manufacturing operations are subject to federal, state and local environmental laws and regulations relating to, among other things, the storage, handling, disposal, emission, transportation and discharge of hazardous substances, materials and waste products. We do not believe that compliance with environmental laws and regulations will have a material effect on the level of our capital expenditures or our business, financial condition, liquidity or results of operations. However, violation of, or non-compliance with, these laws, regulations or permit requirements, even if inadvertent, could result in an adverse impact on our operations, business, financial condition, liquidity or results of operations.

        Carolina Medical has been the subject of a potential environmental investigation by the North Carolina Division of Environment and Natural Resources involving alleged ground water contamination coming from property previously owned by Carolina Medical. Carolina Medical sold the property in April 1987 to an affiliated investment partnership. Carolina Medical has been informed by the investment partnership that the North Carolina Division of Environment and Natural Resources has requested a site evaluation and a plan for site clean up. The investment partnership is negotiating with an adjacent landowner to discontinue the use of its two wells in an attempt to have the site and associated contamination reclassified as low-risk by the State of North Carolina.

Manufacturing

        Most of the materials and components we use are available from a number of different suppliers. We generally maintain multiple sources for most items, but some components are single sourced. We are dependent upon our suppliers for timely delivery of quality components. To date, we have not experienced significant delays in the delivery of components.

        Most products are built in response to specific customer purchase orders, while others are fabricated as standard products. The manufacturing process consists primarily of assembly and testing of custom and commercially available components from outside sources.

Product Warranties and Service

        We provide warranties against defects in materials and workmanship in our products. Warranty periods for our products range from 90 days to one year. At the time a sale is recorded, we establish a provision for estimated expenses of providing service under these warranties. Non-warranty service is billed to the customer as performed. As of March 31, 2004, June 30, 2003 and 2002, our provision for warranty services was $120,000, $103,773 and $85,854, respectively. The assumptions we use to estimate warranty accruals are re-evaluated periodically in light of actual experience and, when appropriate, the accruals are adjusted. Our determination of the appropriate level of warranty accrual is subjective and based on estimates and actual experience that can be different than our expectations.

Government and Other Regulation

        Biotel’s OEM manufacturing subsidiaries, Braemar and Carolina Medical, are registered device manufacturers with the United States Food and Drug Administration (the “FDA”). The Medical Device Amendments of 1976 to the Food, Drug and Cosmetic Act (the “Act”) and regulations issued or proposed thereunder, including the Safe Medical Devices Act of 1990, provide for regulation by the FDA of the marketing, design, manufacturing, labeling, packaging and distribution of medical devices. These regulations apply to many of the products that are outsourced to us for manufacture. The Act and the regulations include requirements that manufacturers of medical products and devices register with and furnish lists of products and devices manufactured by them to the FDA. Prior to marketing a medical product or device, the company selling the product or device must obtain FDA clearance. Tests to be performed for approval range from bench-test data and engineering analysis to potentially expensive and time-consuming clinical trials. The types of tasks for a particular product submission are indicated by the classification of the device and previous approvals for similar devices. There are also certain requirements of other federal laws and of state, local and foreign governments, which may apply to the manufacture and marketing of our OEM and other products and services.

        The FDA’s Quality System Regulation (“QSR”) for medical devices sets forth standards for the design and manufacturing processes that require the maintenance of certain records and provide for unscheduled inspection of our facilities. Accordingly, Braemar and Carolina Medical’s procedures and records are subject to ongoing review by the FDA from time to time.

        In addition, European Community regulations also apply to products that are offered in European markets. Biotel’s OEM products are marketed in European markets and are subject to these regulations.

        The ISO 9000 series of quality management and quality assurance standards has been adopted by over 90 countries. ISO standards require that a quality system be used to guide work to assure quality and to produce quality products and services. ISO 9001, the most comprehensive of the standards, covers 20 elements. These elements include management responsibility, design control, training, process control and servicing. ISO 9001 is the quality system standard used by companies providing design, development, manufacturing, installation and servicing. Braemar and Carolina Medical’s quality systems are ISO 9001 and EN 46001 certified.

Intellectual Property

        We try to protect our proprietary technology and know-how through established security practices and confidentiality, non-competition and invention assignment agreements with certain of our employees. We also rely on non-disclosure agreements with certain suppliers and customers. There can be no assurance that these agreements or procedures will provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.

Risk Factors

        The following risk factors should be considered carefully in addition to the other information contained in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward-looking statements. Factors that may cause these differences include those discussed below as well as those discussed elsewhere in this registration statement.

        One customer generated a significant portion of our revenues.   We had one major customer in the two years ended June 30, 2003 and 2002 that accounted for 32.5% and 30.8% of our revenues, respectively, and this customer will likely account for a significant percentage of our revenues during 2004. There is no assurance that we will be able to retain this major customer or continue to maintain the levels of sales to it. The loss of or reduction in demand for our products from this major customer could have a material adverse effect on operating results and cash flow from operations.

        We may be unable to raise additional capital to meet capital expenditure needs if our operations do not generate sufficient funds to do so.   Our business is expected to have continuing capital expenditure needs. While we anticipate that our operations will generate sufficient funds to meet our capital expenditure needs for the foreseeable future, our ability to gain access to additional capital, if needed, cannot be assured, particularly in view of competitive factors and industry conditions. Any additional capital raised through the sale of equity may dilute the ownership percentage of holders of our common stock.

        Our inability to compete with other manufacturers in the medical device industry could harm our business.   The market for medical devices is highly competitive. Each of our subsidiary businesses compete with at least one major competitor. In addition, our OEM customers represent potential competition, in that one or more may decide not to outsource the design and manufacture of some or all components used in their products. We are subject to competition in many markets on the basis of price, delivery time, customer service and our ability to meet specialty needs. Some of our competitors are significantly larger and have greater resources, financial and other, than we do. There can be no assurance that we will be able to compete successfully with our existing competitors or with new competitors. Failure to compete successfully could have a material adverse effect on our business.

        If we fail to achieve and maintain the high manufacturing standards that our products and services require, our business will suffer.   Our products and services require precise, high quality manufacturing. Our failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, design defects or component failures, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business.

        If we are unable to retain senior management, our business operations could be adversely affected.   Our success and future prospects depend on the continued contributions of our senior management. There can be no assurances that we would be able to find qualified replacements for these individuals if their services were no longer available. The loss of services of one or more members of our senior management team could have a material adverse effect on our business.

        Failure to protect our trade secrets, copyrights and other intellectual property and know-how will put us at a competitive disadvantage.   Our intellectual property rights are and will continue to be a critical component of our success. A substantial portion of our intellectual property rights relating to our current products and those under development is in the form of trade secrets, rather than patents. In order to preserve certain proprietary information as trade secrets, we are required to restrict disclosure of information intended to constitute trade secrets to third parties. We protect our trade secrets and proprietary knowledge in part through confidentiality agreements with certain of our employees, consultants and other parties. Certain of our consultants and third parties with whom we have business relationships may also provide services to other parties in the medical device industry, including companies, universities and research organizations that are developing competing products. In addition, some of our former employees may seek employment with, and become employed by, our competitors. We do not have confidentiality agreements with all of our employees, consultants and third-parties, and cannot assure that the confidentiality agreements that are in place with our employees, consultants and third parties will not be breached, that we will have adequate remedies for a breach, or that our trade secrets will not become known to or be independently developed by our competitors. The loss of trade secret protection for technologies or know-how could adversely affect our business prospects.

        Although we do not hold any patents, we may file future patent applications. Any future patent applications may not be approved, may not give us a competitive advantage or could be challenged by others. Patent proceedings in the United States and in other countries may be expensive and time consuming. Our competitors may independently develop proprietary technologies and processes that are the same as or substantially equivalent to ours, or design around any future patents we obtain.

        Companies in the medical device industry typically obtain patents and frequently engage in substantial intellectual property litigation. Our products and technologies could infringe on the rights of others. If a third party successfully asserts a claim for infringement against us, we may be liable for substantial damages, be unable to sell products using that technology, or have to seek a license or redesign the related product. These alternatives may be uneconomical or impossible. Patent litigation could be costly, result in product development delays and divert the efforts and attention of management from our business.

        Product liability claims could damage our reputation and hurt our financial results.   The use of medical products, even after regulatory approval, poses an inherent risk of product liability claims. We maintain limited product liability insurance coverage, subject to deductibles and exclusions. We cannot be sure that product liability insurance will be available in the future or will be available on acceptable terms or at reasonable costs, or that such insurance will provide us with adequate coverage against potential liabilities. Claims against us, regardless of their merit or potential outcome, may also hurt our ability to obtain physician endorsement of our products or expand our business. If we have to pay product liability claims in excess of our insurance coverage, our financial condition will be adversely affected.

        Our Agility subsidiary faces the risk of becoming involved in litigation as a result of injury or death to a clinical test subject.   Agility provides ECG data collection and management services in connection with testing pharmaceutical and medical device products. A portion of the services Agility provides to the manufacturers involves monitoring ECG results of test patients. Agility does not provide diagnostic or other healthcare services to the patient. Although Agility does not have a contractual relationship with the test subjects and has taken steps to limit its liability in the case of patient injury or death, Agility could be named as a defendant in resulting litigation due to its role in the clinical testing. Involvement in litigation would likely be costly and time consuming to management, regardless of whether Agility ultimately prevailed in the litigation.

        If our suppliers cannot provide the components we require, our ability to manufacture our products could be harmed.   We rely on third party suppliers to provide us with certain components used in our products. Relying on third party suppliers makes us vulnerable to component part failures and to interruptions in supply, either of which could impair our ability to ship our products to our customers on a timely basis. Using third party vendors makes it difficult and sometimes impossible for us to test fully certain components, such as components on circuit boards, maintain quality control, manage inventory and production schedules and control production costs. Vendor lead times to supply us with ordered components vary significantly. We cannot be sure that our suppliers will furnish us with required components when we need them. Some suppliers may be the only source for a particular component, which makes us vulnerable to cost increases and supply interruptions. These factors could make it more difficult for us to effectively and efficiently manufacture our products and could adversely impact our results of operations.

        Our business could be materially adversely impacted by risks inherent in international markets.   During the 12 months ended June 30, 2003, approximately 9% of our revenues were generated by customers outside the United States. We expect that customers outside the United States will continue to account for a comparable portion of Biotel’s revenue in the future. Our international sales subject us to inherent risks related to changes in the economic, political, legal and business environments in the foreign countries in which we do business, including the following:

  Fluctuations in currency exchange rates.
  Regulatory, product approval and reimbursement requirements.
  Tariffs and other trade barriers.
  Greater difficulty in accounts receivable collection and longer collection periods.
  Difficulties and costs of managing foreign distributors.
  Reduced protection for intellectual property rights in some countries.
  Burdens of complying with a wide variety of foreign laws.
  The impact of recessions in foreign economies.
  Political and economic instability.

If we fail to successfully market and sell our products in international markets, our business, financial condition, results of operations and cash flows could be negatively affected.

        Our common stock is subject to the SEC’s penny stock rules, which makes our shares more difficult to sell.   The SEC rules regarding penny stocks may have the effect of reducing trading activity in our common stock and making it more difficult for investors to sell. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

  Make a special written suitability determination for the purchaser.
  Receive the purchaser's written agreement to a transaction prior to sale.
  Provide the purchaser with risk disclosure documents which identify certain risks associated with investing in penny stocks and which describe the market for these penny stocks as well as a purchaser’s legal remedies.
  Obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a penny stock can be completed.
  Give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation.

These rules may make it more difficult for broker-dealers to effectuate customer transactions and trading activity in our securities and may result in a lower trading volume of our common stock and lower trading prices.

        Past and planned acquisitions may disrupt our business.   We recently purchased the business of Agility Centralized Research Services, LLC and may choose to acquire other companies, products or technologies that we believe to be complementary to our business. We may have difficulty integrating the acquired personnel, operations, products or technologies of the businesses we acquire. These difficulties may disrupt our ongoing business, distract our management and employees and increase our expenses, which could hurt our business.

        An active trading market may not develop for our common stock, and we cannot assure the market price for our common stock if a market does develop.   While our common stock is currently quoted on the Pink Sheets, no established market exists for our common stock. We intend in the future to have our common stock quoted on the OTC Bulletin Board. There can be no assurance that an active market for our common stock will develop on the OTC Bulletin Board or, if any such market does develop, that it will continue to exist or the degree of price volatility in any such market. To the extent that brokerage firms act as market makers for our securities on the OTC Bulletin Board, they may be a dominating influence in any market that might develop, and the degree of participation by these firms may significantly affect the price and liquidity of our common stock. These firms may discontinue their market making activities at any time. The prices at which our common stock are traded in the market will be determined by these firms and by the purchasers and sellers of our securities, but the prices may not necessarily relate to our assets, book value, results of operations or other established and quantifiable criteria of value. Securities quoted on the OTC Bulletin Board are often thinly traded, highly volatile and not followed by analysts. Consequently, investors may have difficulty reselling our common stock.

        Our policy to forego paying dividends for the foreseeable future may hurt our stock price.   We do not anticipate paying any dividends on our common stock for the foreseeable future, which may make our common stock an unattractive investment. Some institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in our common stock.

        Undesignated shares in our articles of incorporation could prevent or delay a change in control of us or otherwise negatively affect shareholders.   Our articles of incorporation currently authorize the board of directors, without shareholder approval, to issue up to 12,000,000 shares of capital stock, of which up to 2,000,000 shares are designated as preferred stock and up to 10,000,000 shares are designated as common stock. We currently have 2,576,827 common shares outstanding. The board of directors may issue up to 2,000,000 preferred shares in one or more classes or series and with those provisions as it determines, without shareholder approval. The holders of our common stock do not have any preemptive rights. The issuance of stock with rights and preferences determined by the board of directors could make it more difficult for a third party to acquire us, dilute the stock ownership or adversely effect the rights of holders of our common stock, including voting rights.

Item 2.   MANAGEMENT’S DISCUSSION AND ANALYSIS

General

        Biotel Inc. is a Minnesota corporation that develops, manufactures and markets medical devices and related software through four wholly-owned subsidiaries. Braemar, Inc. designs, manufactures and services non-invasive medical and other specialized monitoring products for original equipment manufacturers (“OEMs”). Carolina Medical, Inc. designs, manufactures and services fluid transport, flow measurement and ultrasound products for OEMs. Agility Centralized Research Services, Inc. ("Agility") provides seven-day/24-hour electrocardiogram (“ECG”) data and management services to the medical device and pharmaceutical industries, contract research and academic research organizations worldwide for cardiac safety and therapeutic evaluation purposes within clinical trials. Advanced Biosensor Inc. designs and develops Holter diagnostic software, and markets stress and pulmonary function devices manufactured by third-party suppliers.

Critical Accounting Policies

        The consolidated financial statements of Biotel include the accounts of Biotel Inc. and its wholly owned subsidiaries. Significant intercompany accounts and transactions are eliminated in consolidation.

        Management uses estimates and assumptions in preparing financial statements, including those assumed in computing the allowance for doubtful receivable accounts, inventory valuation allowances and warranty reserves. Those estimates and assumptions may affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and reported revenues and expenses. Actual results may vary from these estimates.

        At times Biotel maintains bank deposits in excess of federally insured limit. Management monitors the soundness of these financial institutions and believes Biotel’s risk is negligible.

        Biotel sells its products to customers on credit in the ordinary course of business. A customer’s credit history is reviewed and must meet certain standards before credit is extended. Biotel establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

        Biotel follows the policy of charging the costs of advertising, except for costs associated with direct response advertising, to operating expenses as incurred. The costs of direct response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

        Inventories are valued at lower of cost (using the average and first-in first-out cost methods) or market.

        Property, equipment and leasehold improvements are recorded at cost. Depreciation is calculated using the straight-line or declining-balance methods over estimated useful lives of three to 10 years for equipment, three to five years for automobiles and two to 31 years for leasehold improvements.

        For the year ended June 30, 2002, Biotel adopted SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill arose from the acquisition of Braemar, which was acquired during a previous accounting period. Goodwill is deemed to have an indefinite useful life and will no longer be amortized but will be subject to impairment tests performed at least annually. During 2003 and 2002, Biotel performed the required impairment tests of goodwill and determined the recorded goodwill had not been impaired.

        Amounts billed to customers for service contracts are recognized as income over the term of the agreements, and the associated costs are recognized as incurred.

        Biotel warrants its products against defects in material and workmanship for 90 days for electromagnetic and ultrasound probes and one year for all other manufactured equipment. An accrual is provided for estimated future claims. Such accruals are based on historical experience and management’s estimate of the level of future claims.

        Revenues from product sales are recognized at date of shipment.

        Research and development costs are charged to operations as incurred. These costs are for proprietary research and development activities that are expected to contribute to the future profitability of Biotel.

        Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes relate primarily to differences between financial and income tax reporting for the basis of inventory, accounts receivable, property and equipment, and accrued liabilities. The deferred tax accounts represent future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes may also be recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

        Biotel considers all highly liquid short term investments purchased with an original maturity of three months or less to be cash equivalents.

Results of Operations

        Nine Months Ended March 31, 2004 and 2003.

        Biotel’s net revenues for the nine months ended March 31, 2004 were $6,602,000, compared with $6,244,000 for the nine months ended March 31, 2003, an increase of 5.7%. Revenues increased as a result of increased business activity in each of Biotel’s subsidiaries.

        Gross profit margin for the nine months ended March 31, 2004 improved to 45.8% of sales revenues, versus 44.2% of sales revenues for the nine months ended March 31, 2003. Gross margins increased as a result of model mix including more profitable products.

        Total operating expense including sales, general and administrative, corporate expense and research and development expense decreased $59,000 to $2,300,000 at March 31, 2004 versus $2,359,000 at March 31, 2003.  Selling, general and administrative expense increased 4.7% in the same nine month period to $1,507,000 from $1,439,000.  Increases were primarily due to increased expenses accompanying similar increases in sales.  Research and development expenses decreased $127,000 to $793,000 at March 31, 2004 versus $920,000 at March 31, 2003.  The decrease is primarily attributable to an increase in contracted non-recurring engineering (NRE) activities in the nine months ended March 31, 2004.  Development expense incurred for contracted NRE is included in cost of goods sold.

        Net earnings for the nine months ending March 31, 2004 and March 31, 2003 were $612,000 and $757,000, respectively. Net earnings for the nine months ended March 31, 2003, included a non-recurring item involving income from life insurance proceeds in the amount of $500,000. As a result of Biotel’s efforts to increase sales revenues, emphasize more profitable product lines, and decrease expenses, profit from operations improved 80% to $724,000 at March 31, 2004 from $402,000 at March 31, 2003.  Additionally, interest expense was reduced $32,000 in the same period due to debt retirement and debt restructuring.

        In the one-year period between March 31, 2003 and March 31, 2004, Biotel retired more than $815,000 in debt. With debt retirement and restructuring, Biotel has reduced its annualized interest payments by more than $85,000 within the year.

        Twelve months ended June 30, 2003 and 2002

        Biotel’s net revenues for the year ended June 30, 2003 were $8,417,000, 11% above net revenues of $7,599,000 for the year ended June 30, 2002. The increase in sales was primarily due to an increase in revenues to OEM customers of Braemar, Inc. and Carolina Medical, Inc.

        Gross profit margin increased to $3,906,000 for fiscal year 2003, compared to $3,174,000 in fiscal year 2002. The increased gross profit margin was a result of increases in sales revenues and improvement in gross profit margins. Biotel’s consolidated gross profit margins as a percent of sales revenues improved to 46.4% in fiscal year 2003 versus 41.8% for fiscal year 2002. A program of cost controls resulted in the improving gross profit margins.

        Selling, general and administrative expenses were up 5.3% to $2,063,000 (24.5% of sales) for the year ended June 30, 2003 compared to $1,958,000 (25.8% of sales) for the year ended June 30, 2002. Increases in personnel expenditures were primarily responsible for the increases in selling, general and administrative expenditures.

        Research and development expenditures for fiscal year 2003 were $1,269,000, an increase of 41.5% compared to $897,000 in fiscal year 2002. Expenditures of $194,000 were made in fiscal year 2003 toward development of a hand-held ultrasound imager, compared to approximately $114,000 in fiscal year 2002. Biotel is presently seeking a development partner with marketing strengths and strategic interests in hand-held ultrasound imaging. Additional increases in research and development expenditures were applied to the development of new cardiac monitoring devices, analysis software, and the development of liposuction components for a new customer. The increases in research and development expenditures are primarily a result of increases in personnel and consulting expenses.

        Interest expenditures decreased to $177,000 for the year ended June 30, 2003 compared to interest expenditures of $267,000 for the year ended June 30, 2002. Interest expenditures decreased corresponding to the reduction in long term debt and lower interest rates. At June 30, 2003, outstanding debt was $1,673,000 compared to $2,115,000 on June 30, 2002. In a subsequent event occurring in July 2003, life insurance proceeds of approximately $500,000 related to the death of former Chief Executive Officer Ron Moyer were primarily used to further reduce Biotel’s outstanding debt. Accordingly, interest expense is expected to continue to decline as Biotel makes progress in debt reduction and with the restructuring of its debt to contain a greater proportion at lower interest rates.

        Biotel’s consolidated net income before taxes was $921,000 in fiscal year 2003 versus $52,000 in fiscal year 2002. A nonrecurring item, control of costs and expenses and improvements in sales revenues were responsible for the increase in net income. The nonrecurring item was the income of $500,000 in the year ended June 30, 2003 from the life insurance on Ron Moyer. Comprehensive income (loss) was $905,000 in the year ended June 30, 2003 versus $(325,000) in the year ended June 30, 2002. For the previous fiscal year ended June 30, 2002, other comprehensive loss of $370,000 was recorded relating to losses on securities which are classified as available for sale. For financial reporting purposes, comprehensive income of $370,000 was generated in the fiscal year ended June 30, 2001 by the unrealized gain in the value of stock held by Biotel in ADVA International Inc. The value of this investment was written to $0 at the end of fiscal year 2002 to reflect the market value of this security on June 30, 2002.

Off-Balance Sheet Arrangements

        Biotel does not have any off-balance sheet financing arrangements.

Liquidity and Capital Resources

        Cash was $162,000 at March 31, 2004, compared to $141,000 at March 31, 2003. Operating activities provided $663,500 of cash during the nine months ending March 31, 2004, compared with $505,863 during the nine months ending March 31, 2003. Cash provided during the nine-month period ending March 31, 2004, included proceeds of life insurance in the amount of $500,000.

        During the nine-month period ending March 31, 2004, capital expenditures totaled $87,000 compared with $277,000 in the nine-month period ending March 31, 2003. Biotel investments were made for tooling used in the production of plastic enclosures and other components in connection with new product lines.

        Inventory increased to $1,405,000 as of March 31, 2004, compared with $1,111,000 as of March 31, 2003. Inventory increases are in part due to increasing revenues and to new product introductions.

        Current liabilities increased to $1,592,000 as of March 31, 2004, compared with $1,542,000 as of March 31, 2003. Long term liabilities decreased to $733,000 as of March 31, 2004, compared with $1,356,000 as of March 31, 2003. During the nine-month period ending March 31, 2004, Biotel reduced long term notes payable by $818,000. A portion of this reduction was the result of applying $500,000 proceeds from life insurance to payment of long term debt.

        The ratio of current assets to current liabilities (“current ratio”) improved to 1.94 to 1 as of March 31, 2004, compared to 1.83 to 1 at March 31, 2003. Working capital increased to $1,491,000 at March 31, 2004, compared to $1,287,000 at March 31, 2003.

        As of March 31, 2004, shareholders’ equity had increased to $1,851,000 from $1,083,000 at March 31, 2003. The debt to equity ratio decreased to .67 at March 31, 2004, from 1.62 at March 31, 2003. Biotel’s federal tax loss carry forward, not subject to IRS limitations, is approximately $828,000.

        Management believes that present cash balances, internally generated funds and a credit line should provide sufficient working capital to meet present and projected future needs, including principal payments required under present debt instruments. There is no assurance that Biotel will be successful in obtaining additional working capital if more is required.

Part I.   Item 3.   DESCRIPTION OF PROPERTY

        We conduct our principal operations at leased facilities described below. We believe that our existing facilities are suitable for their use and will be adequate to meet our needs for the foreseeable future. We also believe that any additional space needed in the future will be available at commercially reasonable rates.

Entity Name; Location	Use	Square Feet Leased	Term of Lease
Braemar, Inc.	Production,	14,709	Lease expires February 28, 2006.
11481 Rupp Drive	manufacturing and
Burnsville, MN 55337	administration
Carolina Medical, Inc.	Production,	13,440	Lease expires April 31, 2008.
157 Industrial Drive	manufacturing and
King, NC 27021	administration
Advanced Biosensor Inc.	Administration	10,000	Lease expires October 31, 2005.
6 Woodcross Drive
Columbia, SC 29212
Agility Centralized Research	Service operations	1,225	Lease expires January 31, 2006.
Services, Inc.
2275 Half Day Road
Suite 133
Bannockburn, IL 60015

Item 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table presents information regarding the ownership of our common stock as of July 31, 2004 by:

  Each person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock;
  Each of our directors;
  Each of our executive officers named in the Summary Compensation Table; and
  All of our directors and executive officers as a group.

        The percentage of beneficial ownership is based on 2,576,827 shares of our common stock outstanding as of June 30, 2004. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of common stock subject to options exercisable within 60 days of July 31, 2004. Each beneficial owner’s percentage ownership is determined by dividing the number of shares beneficially owned by that person by the base number of outstanding shares, increased to reflect the shares underlying options, warrants or other convertible securities included in that person’s holdings, but not those underlying shares held by any other person. Except as otherwise indicated below, the persons and entity named in the table have sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by them, subject to applicable community property laws.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
B. Steven Springrose	153,250	(2)	5.9%

Carroll L. Turner	72,000	(3)	2.7%

L. John Ankney	26,000	(4)	1.0%

Stanley N. Bormann	28,750	(5)	1.0%

David A. Heiden	10,000	(6)	0.4%

C. Roger Jones	238,150	(7)	9.3%

Spencer M. Vawter	26,000	(8)	1.0%

Ronald Ordway	392,590		15.4%

Donna Horschmann	290,830		11.4%

Charles Moyer	266,830		10.4%

Innovative Physician Services	180,628		7.1%
1176 Main Street, Building C
Irvine, CA 92614

Elk Corporation	180,000		7.0%
2-17-4
Yushima, Bunkyo-Ku
Tokyo 113-00034
Japan

Bernard B. Klawans	145,125		5.7%

All directors and executive officers	588,150	(9)	21.5%
as a group (9 persons)

_________________

(1)	Unless otherwise described, the address of the beneficial owner is 11481 Rupp Drive, Burnsville, Minnesota 55337.
(2)

Includes options for the purchase of 42,000 shares of common stock that are currently exercisable. Excludes 48,000 shares of common stock issuable upon exercise of options that are not currently exercisable and will not become exercisable within 60 days of July 31, 2004.

(3)	Includes options for the purchase of 72,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of July 31, 2004.
(4)	Includes options for the purchase of 10,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of July 31, 2004.
(5)	Includes options for the purchase of 10,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of July 31, 2004.
(6)	Includes options for the purchase of 10,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of July 31, 2004.
(7)	Includes options for the purchase of 10,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of July 31, 2004.
(8)	Includes options for the purchase of 26,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of July 31, 2004.
(9)	Includes options for the purchase of 252,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of July 31, 2004.

Item 5.   DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

        The following table sets forth the name, age as of July 31, 2004 and position of each person who serves as a Biotel executive officer or director.

Name	Age	Position
B. Steven Springrose	55	Director and Chief Executive Officer of Biotel
C. Roger Jones	66	Director and Chairman
Stanley N. Bormann	63	Director
L. John Ankney	75	Director
David A. Heiden	56	Director
Spencer M. Vawter	67	Director
Carroll L. Turner	58	Chief Executive Officer of Advanced Biosensor and Carolina Medical
Harry A. Strandquist	55	Chief Executive Officer of Braemar
Judy E. Naus	59	Chief Financial Officer of Biotel; Vice President and Chief Financial Officer of Braemar

        B. Steven Springrose has served as Biotel’s President and Chief Executive Officer since July 2003 and as Secretary since 1982. He also has served as a director of Biotel since 1982. Mr. Springrose was employed in a management position with Biotel from 1982 through 1998 and in a management position with Braemar, Inc. from January 1999 to November 1999. Mr. Springrose served as an independent contractor with pacemaker sales from 2000 to 2004. Mr. Springrose earned his bachelor of science degree from the University of Minnesota and a master of science degree from Washington University in St. Louis, Missouri, in biomedical engineering. He also earned an MBA from the University of St. Thomas, and holds three patents.

        C. Roger Jones has served on Biotel’s board of directors since 1998 and currently serves as the Chairman of the Board. Mr. Jones currently serves as an independent consultant to various medical related businesses. He previously served as President and Chief Operating Officer of Carolina Medical from 1985 to 1989. From 1970 to 1985, he was Vice President of Sales and Marketing for Carolina Medical, where he also served in various other capacities since 1961. He has been Chairman of Eagle Company, Inc., a private company, since 1988.

        Stanley N. Bormann has served on Biotel’s board of directors since 1999. Mr. Bormann served as the president of Braemar Inc. from 1989 until he retired in October 2002. He continues to serve as a consultant to Braemar and Biotel. Mr. Bormann received a bachelor of science degree in mechanical engineering from the University of Minnesota in 1964, with additional credits in business disciplines. Prior to his employment at Biotel, Mr. Bormann held positions at Honeywell International, Inc. in manufacturing engineering, and with Control Data Corporation in engineering, field operation, product development and marketing.

        L. John Ankney has served on Biotel’s board of directors since 1998. Mr. Ankney has acted as an independent consultant to several companies since 1993. He served as President and Director from 1970 through 1993 for Transnational Electronic and Funding Corporation, a private investment, venture capital and management consulting company. Mr. Ankney also served as a director of Digilog, Inc., a public company, from 1974 to 1989. He graduated from the Capitol Institute of Technology and earned a Master of Business and Public Administration degree from Southeastern University in Washington, D.C.

        David A. Heiden has served on Biotel’s board of directors since 1998. Mr. Heiden currently serves as vice president of sales for Video Display Corporation, a public company (VIDE). From 1989 to 1998 he was President and CEO of Urological Care America, Inc., a private company that assisted urology practices in the managed care environment. He served as President and CEO of Lithotripter Technologies of the Americas from 1985 to 1989. Prior to that he was the Vice President of Marketing and Sales for Dornier Medical Systems, a private company.

        Spencer M. Vawter has served on Biotel’s board of directors since 1998. Mr. Vawter is an private consultant to several companies. He retired in 2002 from his position as Vice President of Argonaut Technologies Systems Inc., a public company that develops and markets software automation products for the chemical laboratory (AGNT). Previously, Mr. Vawter served as President and Chief Executive Officer of several private urology, ultrasound and medical companies, including Mentor Urology, Avalon Technology, Biosound, and various divisions of Boehringer Mannhiem. He was also Senior Vice President of Bio-Dynamics and Director of Medical Instrumentation for the American Medical Association. Mr. Vawter holds a bachelor of arts degree from Franklin College, Franklin, Indiana, and a master of science degree from DePaul University, Chicago, Illinois.

        Carroll L. Turner, has served as the President of Carolina Medical, Inc. since July 1999 and the President of Advanced Biosensor, Inc. since August 2001. From January 1997 to April 1999 Mr. Turner was Southern Regional Director for the pacemaker division of ELA*Angeion. From 1974 through 1996 he served the medical industry in various sales, marketing, clinical, and general management positions with General Electric Medical Systems, Spacelabs Medical (SLMD), Hewlett Packard (Medical Group) and Endosonics Corporation (ESON). He has more than 25 years experience in development, sales and marketing of medical products. Mr. Turner holds is a PhD in allied health administration, an MBA in management, and a bachelor of arts degree in health sciences.

        Harold A. Strandquist has served as the President of Braemar Corporation since November, 2002. He began working for Braemar in February 2002. Mr. Strandquist was director of sales and marketing for ELA*Angeion, a pacemaker and ICD manufacturer, before coming to Braemar. He also worked for Medtronic Inc. in various sales and marketing positions. Mr. Strandquist holds a bachelor of science degree with dual majors in chemistry and economics, as well as an MBA in management. In addition, he has Heart Rhythm Society (f/k/a North American Society for Pacing and Electrophysiology) certification in electro-physiology.

        Judy E. Naus has served as the Chief Financial Officer of Biotel since November 2003. She also serves as the Chief Financial Officer and Vice President of Braemar, a position she has held since 1997. Ms. Naus holds a bachelor of arts degree in business administration/accounting from Augsburg College in Minneapolis, Minnesota and has been employed with Braemar since 1977.

Board of Directors and Committees

        Our board of directors is comprised of six members. Each director serves a one-year term, or until the director’s successor has been duly elected and qualified. L. John Ankney, David A. Heiden, C. Roger Jones, and Spencer M. Vawter are “independent” under the rules promulgated by the Nasdaq Stock Market. Biotel has a standing audit committee and a joint compensation/nominating committee.

Audit Committee

        Spence M. Vawter (Chairperson), L. John Ankney and David A. Heiden are the current members of the audit committee of the board of directors. The audit committee represents the board in discharging its responsibilities relating to our accounting, reporting and financial control practices. The audit committee has responsibility for review with management of our financial controls, accounting and audit activities. It annually reviews the qualifications and engagement of our independent accountants, appoints the independent accountants, approves the scope of and fees for their services, and reviews the results of their audit and their management comment letters. Each of the members of the audit committee is an “independent director” under the rules promulgated by the Nasdaq Stock Market. Mr. Ankney is a “financial expert,” as that term is used in the Exchange Act.

Compensation/Nominating Committee

        L. John Ankney (Chairperson) and Spencer M. Vawter are the current members of Biotel’s compensation/nominating committee. In addition to overseeing the compensation for directors, officers and key employees of Biotel, the compensation/nominating committee periodically reviews whether the size of the board is appropriate to oversee and manage the company. If not, the committee makes appropriate changes to the size of the board. The committee also assesses whether any director vacancies are expected. If a board vacancy is likely to occur, then the committee considers candidates, including those known to the directors as well as candidates recommended by management, search firms, shareholders and other sources. The committee members conduct the initial evaluation of prospective directors and, if appropriate, follow-up by gathering information on the candidates from third parties. The board of directors as a whole then evaluates the candidates and make the final decision of who to nominate.

When it seeks nominees for directors, the committee looks for candidates who it believes will make contributions to the board’s operations and will represent the interests of Biotel’s shareholders. The committee generally considers a number of criteria when it is identifying and selecting candidates, such as past accomplishments; expertise in areas important to Biotel’s success; personal qualities; and whether the prospective candidate has ample time to devote to Biotel’s affairs and will likely interact well with the other board members

Director Compensation

Upon an initial election to the board of directors, each of the directors receives a one-time option grant of 10,000 shares of common stock. The chairman of the board of directors receives additional annual compensation of $12,000 for board services. The other non-employee directors each receive additional annual compensation of $4,000 for board services, including any committee service. B. Steven Springrose, the only employee director, does not receive any compensation other than his compensation package as an employee of Biotel and the initial stock option grant. The directors are also reimbursed for travel, lodging and other reasonable expenses incurred in attending board of directors or committee meetings.

In October 2002 and July 2003, respectively, L. John Ankney and Spencer M. Vawter received options covering 10,000 shares and 16,000 shares of Biotel common stock, respectively, as consideration for additional duties as directors.

Item 6.   EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents summary information for the three fiscal years ended June 30, 2003, June 30, 2002 and June 30, 2001 concerning the compensation earned by our Chief Executive Officer and other executive officers whose salary and bonus were in excess of $100,000, including Biotel’s former Chief Executive Officer.

Name and Principal Position	Fiscal Year	Annual Compensation
		Salary ($)	Bonus ($)	Other (1) ($)
B. Steven Springrose (2)	2003	$21,031	—	—
President and Chief Executive
Officer

Ronald G. Moyer (3)	2003	$87,873	—	—
Chief Executive Officer	2002	$140,600	—	—
	2001	$140,600	—	—

Carroll L. Turner	2003	$100,000	—	$6,000
Chief Executive Officer of	2002	$94,173	—	$6,000
Advanced Biosensor and	2001	$65,040	—	$6,000
Carolina Medical

_________________

(1)	Amounts reflect auto allowance.

(2)	Mr. Springrose served as Interim Chief Executive Officer of Biotel from January 31, 2003 through June 30, 2003, at which time he was appointed as the President and Chief Executive Officer.

(3)	Mr. Moyer served as Biotel’s Chief Executive Officer through January 26, 2003.

_________________

Option Grants During Year End June 30, 2003

        There were no options granted to any individuals listed in the Summary Compensation Table during the fiscal year end June 30, 2003.

        The following table presents the number and value of securities underlying unexercised options that are held by, each of the individuals listed in the Summary Compensation Table as of June 30, 2003. No options were exercised during 2003 by such individuals.

Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Options at June 30, 2003 (#) Exercisable / Unexercisable	Value of Unexercised In-The-Money Options at June 30, 2003 ($)(2) Exercisable / Unexercisable
B. Steven Springrose	—	—	10,000/0	$0/$0
Carroll L. Turner	—	—	72,000/0	$0/$0

_________________

(1)

The value realized is determined by multiplying the number of shares exercised by the favorable difference between the exercise price per share and the closing bid price per share on the date of exercise.

(2)

The value of unexercised in-the-money options is determined by multiplying the number of shares subject to such options by the favorable difference between the exercise price per share and $0.25, the closing price per share on May 9, 2003, the last day that the common stock was traded on the pink sheets in fiscal year end June 30, 2003.

_________________

Employment Agreements

        There are no employment agreements in effect for any of the executive officers named in the Summary Compensation Table. Carroll L. Turner has a severance package in which he will receive $100,000 and a year of health insurance premium coverage in the event his employment with Biotel is terminated.

Item 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Carolina Medical leases its facilities pursuant to a five-year lease agreement with King Investment Partners, an entity in which C. Roger Jones, a director, is a partner. Total rent expense to King Investment Partners was $47,400 and $51,000 for the years ended June 30, 2003 and June 30, 2002, respectively. The lease expires on April 31, 2008.

        We believe that the transaction described above is on terms no less favorable than could be obtained from an unaffiliated third party. Future transactions with affiliates will be reviewed and approved by the Audit Committee.

Item 8.   DESCRIPTION OF SECURITIES

General

        Our authorized capital stock currently consists of 10,000,000 shares of common stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value $.01 per share, the rights and preferences of which may be established from time to time by our board of directors. As of July 31, 2004, there are 2,576,827 shares of common stock issued and outstanding. All of the outstanding common stock is fully paid and nonassessable. No shares of preferred stock are outstanding, and we have no current plans to issue any shares of preferred stock.

        The description of our securities below is a summary only and may be exclusive of certain information important to you. For more complete information, you should read our amended and restated articles of incorporation together with our bylaws, which are attached as exhibits to this registration statement.

Common Stock

        Holders of our common stock are entitled to one vote for each share held on matters submitted to the vote of the shareholders. There are no cumulative voting rights. Accordingly, a plurality of common shares entitled to vote in any election of directors is required to elect directors standing for election. Subject to preferred stock that may be outstanding at the time, holder of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by the board of directors out of funds legally available for such purpose.

        Upon a liquidation, dissolution or winding up of Biotel, the holders of our common stock are entitled to receive ratable, our net assets available after the payment of (a) all secured liabilities, including any then outstanding debt securities which we may have issued as of such time; (b) all unsecured liabilities, including any then unsecured debt securities which we may have issued as of such time; and (c) all liquidation preferences on any then outstanding preferred stock.

        Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any preferred stock which we may designate and issue in the future.

Preferred Stock

        Our board of directors is authorized, without further shareholder approval, to issue up to 2,000,000 shares of preferred stock in one of more series or classes of shares and to fix the rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. These shares may have rights senior to our common stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of Biotel. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. At present, no shares of preferred stock are outstanding and we have no current plans to issue any shares of preferred stock.

Stock Options

        Biotel has an incentive compensation plan, the Biotel 2001 Incentive Compensation Plan, under which the board of directors may grant stock options, stock appreciation rights, performance shares, cash-based awards, phantom share and share-based awards. Pursuant to the plan, the board of directors has the authority to grant up to the greater of 650,000 shares or 15% of the aggregate number of outstanding shares prior to a grant. The Biotel 2001 Incentive Compensation Plan was approved by the shareholders on December 12, 2001.

        Under the plan, as of July 31, 2004, we currently have issued and unexpired 326,000 stock options to purchase an aggregate of shares of common stock to certain officers, directors and employees, at exercise prices ranging from approximately $0.375 to $2.00 per share. Of the 326,000 issued and unexpired options, 256,000 options have vested.

Minnesota Control Share Acquisition Act

        Biotel is governed by the provisions of sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, section 302A.671 provides that the shares of a corporation acquired in a “control share acquisition” have no voting rights unless voting rights are approved in a prescribed manner. A “control share acquisition” is an acquisition, directly or indirectly, of the beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more of the election of directors. In general, section 302A.673 prohibits a public Minnesota corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which the person became an interested shareholder, unless a business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation’s voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was a beneficial owner, directly or indirectly, of 10% of more of the corporation’s voting stock.

Dividends

        We have not during our last three fiscal years, and have no present intention of paying any cash dividends on our shares in the forseeable future. The payment of dividends, if any, in the future, rests within the discretion of our board of directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition, as well as other relevant facts.

Transfer Agent and Registrar

        The transfer agent for our stock is KG Gelhard and Co., 243 Tulpehocken Avenue, Elkins Park, Pennsylvania 19027. Its phone number is (215) 886-6966.

PART II.

Item 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        Our common stock is traded on the Pink Sheets under the symbol BTEL. The high and low bid prices at the close of each fiscal quarter for the past two fiscal years ending June 30 are set forth in the table below, as reported by Yahoo! These quotations represent prices between dealers and do not include retail markup, markdown or commission and may not represent actual transactions.

Fiscal 2003	Low	High
First Quarter	$0.21	$0.26
Second Quarter	$0.25	$0.28
Third Quarter	$0.26	$0.26
Fourth Quarter	$0.25	$0.26
Fiscal 2004	Low	High
First Quarter	$0.26	$0.26
Second Quarter	$0.26	$2.00
Third Quarter	$2.00	$4.00
Fourth Quarter	$1.75	$2.25

        As of July 31, 2004, we had approximately 393 shareholders of record of our common stock. We have not paid any cash or other dividends during our last three fiscal years, and we currently have no intention to pay dividends. The payment of dividends, if any, in the future, rests within the discretion of our board of directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition, as well as other relevant facts.

Securities Authorized for Issuance under Biotel Equity Compensation Plans.

        The following table sets forth certain information about Biotel common stock that may be issued upon exercise of options as of June 30, 2004, under the Biotel 2001 Incentive Compensation Plan, which is Biotel’s only equity compensation plan. The board of directors grants qualified and non-qualified stock options to purchase shares of Biotel common stock to all eligible participants, which includes officers, directors and employees. Option prices of grants are not less than the fair market value of Biotel common stock at grant dates.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans
approved by security holders	326,000	$0.61	324,000
Equity compensation plans not
approved by securities holders	—	—	—

Total	326,000	$0.61	324,000

Item 2.   LEGAL PROCEEDINGS

        There are no legal proceedings affecting Biotel or its subsidiaries.

Item 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        We have had no disagreements with our independent accountant nor any change in our independent accountant during our last three fiscal years.

Item 4.   RECENT SALES OF UNREGISTERED SECURITIES

        In January 2004, we issued 10,000 shares of common stock to an individual in exchange for $3,750 in connection with a stock option exercise; and issued 12,000 shares of common stock to another individual in exchange for $4,500 in connection with a stock option exercise. Both options were issued under the Biotel 2001 Incentive Compensation Plan. For both transactions, Biotel relied on the federal securities exemption in Rule 701.

        As consideration for reducing the interest rate under a promissory note given to one of our shareholders, Biotel agreed to repay the note in the form of a combination of cash and shares of our common stock. The common stock issued under this arrangement was valued at $0.375 per share. Under this agreement we issued 24,000 shares in June 2001; 12,000 shares in September 2001; 12,000 shares in December 2001; 8,000 shares in February 2002; 8,000 shares in June 2002; and 6,000 shares in March 2003. These stock issuances were exempt from registration under Section 4(6) of the Securities Act of 1933.

Part II.   Item 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Director Liability

        Our amended and restated articles of incorporation limit the liability of our directors. Specifically, directors of Biotel will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except liability for (a) any breach of the director’s duty of loyalty to Biotel or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) corporate distributions which are in contravention of restrictions in the Minnesota Business Corporation Act, Biotel’s articles of incorporation or bylaws, or any agreement to which Biotel is a party; (d) violations of Minnesota’s securities laws; (e) any transaction from which the director derives an improper personal benefit; or (f) any act or omission occurring prior to the effective date of the provision in the Biotel’s articles of incorporation eliminating or limiting liability. Our articles of incorporation also provide that if the Minnesota Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the our directors will be eliminated or limited to the fullest extent permitted by the Minnesota Business Corporation Act, as so amended.

Indemnification

        Section 302A.521 of the Minnesota Business Corporation Act provides that, unless prohibited or limited by a corporation’s articles of incorporation or bylaws, the corporation must indemnify its current or former officers, directors, employees and agents against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement which, in each case, were incurred in connection with actions, suits or proceedings in which such persons are parties by reason of the fact that they are or were an officer, director, employee or agent of the corporation, if they (a) have not been indemnified by another organization; (b) acted in good faith; (c) received no improper personal benefit; (d) in the case of a criminal proceeding had no reasonable cause to believe the conduct was unlawful; and (e) reasonably believed that the conduct was in the best interests of the corporation. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

        Our bylaws also provide that any of our directors, officers or employees shall be indemnified by Biotel in accordance with, and to the fullest extent permitted by, the provisions of the Minnesota Business Corporation Act, as amended from time to time.

        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of Biotel pursuant to the foregoing provisions, or otherwise, Biotel has been advised by counsel that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable.

PART F/S.

        See consolidated financial statements beginning on page F-1 of this registration statement.

Part III.   INDEX TO EXHIBITS

Exhibit Number	Description of Document

3.1	Amended and Restated Articles of Incorporation of Biotel Inc.
3.2	Bylaws of Biotel Inc.
4.1	Specimen Common Stock Certificate.
10.1	Lease Agreement dated July 26, 1994 between Northwestern National Life Insurance Company and Carlisle Corporation, as amended, supplemented and assigned.
10.2	Commercial Lease Agreement dated May 1, 2003 between Carolina Medical, Inc. and King Investment Partners.
10.3	Lease Agreement dated October 18, 2001 between Advanced Biosensor, Inc. and T & LA Partnership of South Carolina, as amended.
10.4	Office Lease dated January 19, 2004 between Bannockburn Executive Plaza, L.L.C. and Agility Centralized Research Services, LLC.
10.5	Asset Purchase Agreement among Biotel Inc., ACRS Acquisition Company, Daniel Pawlik and Agility Centralized Research Services, LLC.
11.1	Statement regarding computation of per share earnings.
21.1	Subsidiaries of Biotel Inc.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 24, 2004.

Biotel Inc.
By	/s/ B. Steven Springrose

B. Steven Springrose Its: President and Chief Executive Officer

BIOTEL INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
AUDITED FINANCIAL STATEMENTS
Consolidated balance sheets as of June 30, 2003 and 2002	F-3
Consolidated statements of operations and comprehensive income (loss)
for the years ended June 30, 2003 and 2002	F-4
Consolidated statements of stockholders' equity
for the years ended June 30, 2003 and 2002	F-5
Consolidated statements of cash flows
for the years ended June 30, 2003 and 2002	F-6
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS	F-7
UNAUDITED FINANCIAL STATEMENTS
Consolidated balance sheets for the nine months
ended March 31, 2004 (unaudited)	F-18
Consolidated statements of operations and comprehensive income (loss)
for the nine months ended March 31, 2004 and 2003 (unaudited)	F-19
Consolidated statements of cash flows for the nine months
ended March 31, 2004 and 2003 (unaudited)	F-20
NOTES TO UNAUDITED FINANCIAL STATEMENTS	F-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Biotel Inc. and Subsidiaries
Columbia, South Carolina

        We have audited the accompanying consolidated balance sheets of Biotel Inc. and Subsidiaries (the Company) as of June 30, 2003 and 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Biotel Inc. and Subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/   Elliott Davis LLC

October 1, 2003
Columbia, South Carolina

www.elliottdavis.com

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	JUNE 30,
	2003	2002
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,487	$277,133
Trade accounts receivable, net of allowance
for doubtful accounts of $43,125 and $93,315
at June 30, 2003 and 2002, respectively	1,050,955	1,086,999
Inventories	1,194,802	987,206
Deferred tax asset	131,250	131,250
Life insurance proceeds receivable	500,000	—
Other	98,599	104,376

Total current assets	2,978,093	2,586,964

PROPERTY AND EQUIPMENT, NET	394,370	237,513

OTHER ASSETS
Goodwill	695,551	695,551
Other	56,134	65,168

	751,685	760,719

	$4,124,148	$3,585,196

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Revolving line of credit	$17,788	$—
Current portion of notes payable	353,649	428,300
Current portion of capital lease obligations	—	4,167
Trade accounts payable	550,002	447,288
Accrued payroll and related liabilities	250,193	182,757
Deferred service contract revenue	231,572	312,082
Other	188,730	201,969

Total current liabilities	1,591,934	1,576,563
LONG TERM LIABILITIES
Notes payable	1,301,140	1,686,594

COMMITMENTS AND CONTINGENCIES (See Notes 7 and 8)
Total liabilities	2,893,074	3,263,157

STOCKHOLDERS’ EQUITY
Common stock, $.01 stated value; 10,000,000 shares
authorized; 2,554,827 and 2,548,827 shares issued, respectively	25,548	25,488
Additional paid-in capital	1,904,149	1,900,459
Accumulated deficit	(698,623)	(1,603,908)

	1,231,074	322,039

	$4,124,148	$3,585,196

See notes to consolidated financial statements
which are an integral part of these financial statements.

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

	For the years ended June 30,
	2003	2002
SALES AND SERVICES	$8,416,740	$7,598,750
COST OF SALES AND SERVICES	4,510,764	4,424,371

GROSS PROFIT	3,905,976	3,174,379

OPERATING EXPENSES
Selling and administrative expenses	2,062,816	1,958,337
Research and development	1,269,060	897,397

Total operating expenses	3,331,876	2,855,734

INCOME FROM OPERATIONS	574,100	318,645

OTHER INCOME (EXPENSE)
Interest income	19,947	2,612
Interest expense	(176,757)	(267,328)
Miscellaneous	3,748	(1,486)
Life insurance proceeds	500,000	—

Total other income (expense)	346,938	(266,202)

NET INCOME BEFORE
PROVISION FOR INCOME TAXES	921,038	52,443
PROVISION FOR INCOME TAXES	15,753	7,793

NET INCOME	905,285	44,650
OTHER COMPREHENSIVE LOSS
Unrealized holding losses on securities	—	(369,600)

COMPREHENSIVE INCOME (LOSS)	$905,285	$(324,950)

INCOME PER COMMON SHARE
BASIC AND DILUTED	$0.35	$0.02

WEIGHTED AVERAGE SHARES OUTSTANDING	$2,550,323	$2,518,800

See notes to consolidated financial statements
which are an integral part of these financial statements.

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended June 30, 2003 and 2002

	Common Stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total
	Amount	Shares
Balance, June 30, 2001	$25,088	2,508,827	$1,878,859	$(1,648,558)	$369,600	$624,989
Issuance of common stock as additional
consideration on stockholder note payable	400	40,000	21,600	—	—	22,000
Net income	—	—	—	44,650	—	44,650
Other comprehensive loss resulting from
holding gains on securities available for sale	—	—	—	—	(369,600)	(369,600)

Balance, June 30, 2002	25,488	2,548,827	1,900,459	(1,603,908)	—	322,039
Issuance of common stock as additional
consideration on stockholder note payable	60	6,000	3,690	—	—	3,750
Net income	—	—	—	905,285	—	905,285

Balance, June 30, 2003	$25,548	2,554,827	$1,904,149	$(698,623)	$—	$1,231,074

See notes to consolidated financial statements
which are an integral part of these financial statements.

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2003	2002
OPERATING ACTIVITIES
Net income	$905,285	$44,650
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortization	165,523	181,771
Recovery of (provision for) doubtful accounts	(50,190)	54,552
Loss on disposal of assets	2,989	20,039
Issuance of common stock as additional consideration on stockholder
note payable	3,750	22,000
Changes in deferred and accrued amounts
Trade accounts receivable	86,194	168,424
Life insurance proceeds receivable	(500,000)	—
Prepaid expenses	11,150	(26,547)
Inventories	(207,596)	95,076
Other assets	3,701	(38,240)
Trade accounts payable	102,713	(86,667)
Accrued payroll and related liabilities	67,436	(2,490)
Other accrued expenses	(16,705)	(35,688)
Deferred service contract revenue	(80,510)	5,190
Income taxes payable	3,467	(262)

Net cash provided by operating activities	497,207	401,808

INVESTING ACTIVITIES
Purchases of property and equipment	(325,369)	(75,310)

Net cash used for investing activities	(325,369)	(75,310)

FINANCING ACTIVITIES
Proceeds from revolving line of credit	17,788	—
Proceeds from debt	250,000	800,902
Payments of long-term debt	(714,272)	(1,121,992)

Net cash used for financing activities	(446,484)	(321,090)

Net increase (decrease) in cash and cash equivalents	(274,646)	5,408
CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR	277,133	271,725

CASH AND CASH EQUIVALENTS,
END OF YEAR	$2,487	$277,133

CASH PAID FOR
Interest	$176,352	$270,820

Income taxes	$8,593	$11,638

NONCASH FINANCING ACTIVITIES
Issuance of common stock in accordance with note payable agreement	$3,750	$22,000

See notes to consolidated financial statements
which are an integral part of these financial statements.

BIOTEL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND CORPORATE ORGANIZATION

        Biotel Inc. and Subsidiaries (the Company) consist of Braemar, Inc., Carolina Medical, Inc., and Advanced Biosensor Inc. Braemar, Inc. designs, manufactures and services diagnostic cardiology devices including 24- and 48-hour Holter recorders and 30-day cardiac ECG event recorders. Carolina Medical, Inc. manufactures and services components used in liposuction treatments and diagnostic equipment used in ultrasound imaging and blood flow measurement. Braemar, Inc. and Carolina Medical, Inc. primarily sell to original equipment manufacturing (OEM) customers who use the Company’s products as components in their medical product lines. Advanced Biosensor Inc. designs diagnostic Holter software which it integrates and sells in combination with Braemar recorders and other cardiopulmonary diagnostic equipment to end-users in hospitals and clinics.

        The Company’s sales are principally to customers in the United States with some international sales.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
The consolidated financial statements include the accounts of Biotel Inc. and its wholly owned subsidiaries (collectively, the Company). Significant intercompany accounts and transactions are eliminated in consolidation.

Management estimates
Management uses estimates and assumptions in preparing consolidated financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these financial statements include those assumed in computing the allowance for doubtful receivable accounts, inventory valuation allowances and warranty reserves. Actual results could differ from those estimates.

Concentrations of credit risk
At times the Company maintains bank deposits in excess of the federally insured limit. Management monitors the soundness of these financial institutions and feels the Company’s risk is negligible.

The Company sells its products to customers on credit in the ordinary course of business. A customer’s credit history is reviewed and must meet certain standards before credit is extended. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Advertising and marketing
The Company follows the policy of charging the costs of advertising, except for costs associated with direct response advertising, to operating expenses as incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received, which is typically 12 months or less. During the years ended June 30, 2003 and 2002, advertising expenses totaled approximately $94,000 and $76,000, respectively.

Inventories
Inventories are valued at the lower of cost (using the average and first-in first-out cost methods) or market. Company management periodically reviews inventory for specific future usage and estimates of impairment of individual inventory items are recorded as a reserve to reduce inventories to the lower of cost or market.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Marketable securities
The Company had investments in securities which were classified as available for sale in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 Accounting for Certain Investments in Debt and Equity Securities. Securities classified as available for sale were reported at fair value, with unrealized gains and losses reported as a separate component of comprehensive income and stockholders’ equity. Realized gains and losses on the disposition of securities and declines in value judged to be other than temporary were computed on the specific identification method and included in income. The securities were valued based on the quoted market price for the stock.

Property and equipment
Property, equipment and leasehold improvements are recorded at cost. Depreciation is calculated using the straight-line or declining-balance methods over estimated useful lives of three to ten years for equipment, three to five years for automobiles and two to thirty-one years for leasehold improvements.

Goodwill
For the year ended June 30, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill arose from the acquisition of Braemar which was acquired during a previous accounting period. Goodwill is deemed to have an indefinite useful life and will no longer be amortized but will be subject to impairment tests performed at least annually. During 2003 and 2002, the Company performed the required impairment tests of goodwill and determined the recorded goodwill had not been impaired.

Service contracts
Amounts billed to customers for service contracts are recognized as income over the term of the agreements and the associated costs are recognized as incurred. At June 30, 2003 and 2002, current liabilities include service contract revenue deferrals of $231,572 and $312,082, respectively.

Warranty reserve
The Company offers warranties of up to a year to its customers depending on the specific product sold. The Company’s warranties require it to repair or replace defective products during the warranty period at no cost to the customer. The Company records a liability for estimated costs that may be incurred under its warranties based on recorded sales. Although historical warranty costs have been within expectations, there can be no assurance that future warranty costs will not exceed historical amounts. The Company periodically assesses the adequacy of its recorded liability and adjusts the balance as necessary. At June 30, 2003 and 2002, the warranty reserve totaled $103,773 and $85,854, respectively.

Revenue recognition
Revenues from product sales are recognized at date of shipment and title passes to the customer. There are no customer acceptance provisions, and the right to return exists only in cases of damaged product or non-compliance with customer specifications.

The Company has applied the accounting and disclosure requirements of Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101.

Income per common share
Income per common share are calculated under the provisions of SFAS No. 128, Earnings per Share. SFAS No. 128 requires the Company to report both basic income per share, which is based on the weighted-average number of common shares outstanding, and diluted income per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive shares outstanding.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Stock options plans
The Company has elected to account for its stock-based compensation under the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, the Company accounts for its employee stock option plan under the provisions of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, for the measurement and recognition of its stock-based compensation. Under the provisions of APB No. 25, the Company recognized no compensation expense related to options granted. However, SFAS No. 123, Accounting for Stock Based Compensation, requires the Company to disclose pro forma information regarding option grants made to its employees and board of directors. SFAS No. 123 specifies certain valuation techniques that produce estimated compensation charges that are included in the pro forma results below.

SFAS No. 123 pro forma amounts are as follows for the years ended June 30, 2003 and 2002:

	2003	2002
Net income, as reported	$905,285	$44,650
Less: Total stock-based employee
compensation expense determined under
fair value based method for all
awards, net of related tax effects	7,167	12,417

Pro forma net income	$898,118	$32,233

Pro forma basic and diluted income per share	$0.35	$0.01

Basic and diluted income per share as reported	$0.35	$0.02

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. For the options issued, the following weighted average assumptions were used: risk-free interest rate based on date of issuance of 4.98%, no expected dividends, a volatility factor of 247.96, an expected life of the options of 5 — 10 years, and expected vesting of the options at 100%.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of Biotel, Inc.‘s options.

Research and development
Research and development costs are charged to operations as incurred. These costs are for proprietary research and development activities that are expected to contribute to the future profitability of the Company.

Income taxes
Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes relate primarily to differences between financial and income tax reporting for the basis of inventory, accounts receivable, property and equipment, and accrued liabilities. The deferred tax accounts represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes may also be recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount management expects is more likely than not to be realized.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Cash and cash equivalents
The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Recent accounting pronouncements
The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company.

In April 2002, The Financial Accounting Standards Board (FASB) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishments of Debt and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers and amends SFAS No. 13, Accounting for Leases. This new statement requires gains and losses from extinguishment of debt to be classified as an extraordinary item only if they meet the criteria of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, which will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. The adoption of the provisions of SFAS No. 145, as of September 1, 2002, had no impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This Statement applies to costs associated with specific exit activities and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The provisions of this statement were adopted by the Company on January 1, 2003 with no material impact on financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted this standard effective August 31, 2003 and has included the required disclosures in the notes to the consolidated financial statements. The Company has not elected the fair value treatment of stock-based compensation and the adoption of this standard has no impact on its financial position.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial condition or operating results.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 3 – INVENTORIES

As of June 30, 2003 and 2002, inventories consist of the following:

	2003	2002
Raw materials and supplies	$1,084,248	$993,289
Work in process	125,944	142,717
Finished goods	289,125	339,008
Evaluation units and replacements	19,174	11,453

	1,518,491	1,486,467
Valuation allowance	(323,689)	(499,261)

	$1,194,802	$987,206

NOTE 4 – PROPERTY AND EQUIPMENT

As of June 30, 2003 and 2002, property and equipment consist of the following:

	2003	2002
Machinery and equipment	$1,997,234	$1,790,036
Vehicles	4,680	4,680
Furniture and fixtures	75,483	78,538
Leasehold improvements	37,600	35,400

	2,114,997	1,908,654
Accumulated depreciation	(1,720,627)	(1,671,141)

	$394,370	$237,513

(Continued)

NOTE 5 – LONG-TERM DEBT

As of June 30, 2003 and 2002, long-term debt consists of the following:

	2003	2002
BANK
Term loan with bank, payable in monthly
installments of $15,550 including interest at
the prime rate (4.0% at June 30, 2003) plus
1.25%, due April 10, 2007. This loan is
collateralized by a first lien on principally
all Company assets	$631,626	$776,731
OTHER
Non-interest bearing note payable, annual
installments of $25,000 until paid in full,
December 2002	—	25,000
Note payable to former stockholder of
subsidiary, payable in quarterly installments
of $50,000 due March 31, 2004, interest payable
quarterly at 8.0%	150,000	360,000
Note payable to stockholder, annual interest of
9.0%, due September 30, 2005	39,163	39,163
Note payable to stockholder, payable in monthly
principal installments of not less than $2,000
plus interest at 9.5% per annum, due July 1,
2005	352,000	126,000
Note payable to stockholder, monthly principal
payments of not less than $3,000 per month plus
annual interest of 12%, due August 15, 2004,
secured by all of the stock of Braemar, Inc and
guaranteed by Biotel Inc. Through August 2002,
as additional consideration for this note
payable, the stockholder also received 250
shares of the Company's common stock each
month, for every $100,000 of loan balance
outstanding. (See Note 16)	482,000	788,000

	1,654,789	2,114,894
Less current maturities	353,649	428,300

	$1,301,140	$1,686,594

Maturities of long-term debt are as follows for the years ending June 30:

2005	$643,859
2006	515,210
2007	142,071

$1,301,140

        The bank loan agreements contain financial and other covenants requiring the Company to provide certain financial information to the bank on a monthly and quarterly basis.

        At June 30, 2003, the Company had a $780,000 line of credit with a bank. The line bears interest at the bank’s prime rate (4.0% at June 30, 2003) plus 1.25%, expires January 6, 2004 and shall renew automatically for successive one year periods subject to the terms of the loan and security agreement. At June 30, 2003, $17,788 was outstanding on the line. No amounts were outstanding under this line of credit at June 30, 2002.

(Continued)

NOTE 6 – RELATED PARTY TRANSACTIONS

        Interest expense for related party obligations for the years ended June 30, 2003 and 2002 was $123,341 and $202,506, respectively. Accrued interest payable to related parties was $14,721 and $9,022 as of June 30, 2003 and 2002, respectively.

        Carolina Medical, Inc. leases its land and building from an affiliated partnership under a lease agreement which expires April 30, 2008. Total rent expense to the affiliated partnership was $47,400 and $51,000 for the years ended June 30, 2003 and 2002, respectively.

NOTE 7 – LEASE OBLIGATIONS

        Advanced Biosensor Inc. leases its facility under a three year lease agreement which will expire October 31, 2004.

        Braemar, Inc. maintains a non-cancelable operating lease for office and manufacturing space, which includes costs allocated by the lessor for property taxes, insurance and maintenance. This lease expires August 2004.

        Carolina Medical, Inc. leases its facility under a five-year lease agreement which will expire April 31, 2008.

        Future minimum lease payments due under these non-cancelable operating leases as of June 30, 2003 are as follows:

2004	$212,015
2005	87,438
2006	50,400
2007	50,400
2008	42,000

$442,253

        Total rent expense under these operating leases was $196,533 and $210,181 for the years ended June 30, 2003 and 2002, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

        Carolina Medical, Inc. is currently subject to an environmental investigation in Surry County, North Carolina involving alleged ground water contamination coming from property that had been previously owned/or leased by Carolina Medical, Inc. Carolina Medical, Inc. has requested The State of North Carolina, through its Division of Environment and Natural Resources, to place this site and associated contamination in a low-risk status should the adjacent landowner, who utilizes well water, discontinue the use of its well and is placed on municipal water.

        Biotel maintains product liability insurance covering its subsidiaries. There are no known product liability claims, and management presently believes that there is no material risk of loss from product liability claims.

NOTE 9 – SIGNIFICANT CUSTOMER CONCENTRATIONS

        Credit sales are made to the Company’s customers in the ordinary course of business. Generally, these sales are unsecured. Approximately 32.5% and 30.8% of the Company’s total consolidated sales were to one customer during fiscal years 2003 and 2002, respectively.

(Continued)

NOTE 10 – STOCK OPTIONS

        Biotel Inc. adopted an incentive compensation plan for board designated personnel on November 15, 2001 by amending the “Biosenser Corporation 1999 Incentive Compensation Plan.” Options to purchase shares of the Company’s common stock are granted at a price not less than 100% of the fair market value of the common stock, as determined by the Board of Directors using the best available market data, on the date the options are granted. As of June 30, 2003 and 2002, Biotel Inc. had 254,000 and 390,000 outstanding options, respectively. Currently option prices range from $.375 to $.625 per share with a weighted average remaining contract life of 3.7 years. There were no options exercised under these plans during the years ended June 30, 2003 and 2002. Option vesting and expiration is determined by the Board of Directors at the time they are awarded. No options may be awarded with an expiration greater than ten years.

        A summary of the activity under the Company’s plan is as follows:

		Outstanding		Exercisable
	Shares Available	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance at June 30, 2001	6,000	394,000	$0.3887	86,000	$0.3750

Plan amendment	250,000

Granted	(92,000)	92,000	0.5924

Forfeited	96,000	(96,000)	0.3750

Balance at June 30, 2002	260,000	390,000	$0.4401	135,667	$0.4241

Granted	(26,000)	26,000	0.6250

Forfeited	162,000	(162,000)	0.4083

Balance at June 30, 2003	396,000	254,000	$0.3870	164,334	$0.4591

NOTE 11 – INCOME TAXES

        The components of the provision for income taxes are as follows for the years ended June 30, 2003 and 2002:

	2003	2002

Current provision for state taxes	$15,753	$7,793
Decrease in deferred tax credits	179,950	329,550
Decrease in valuation allowance	(179,950)	(329,550)

Total provision	$15,753	$7,793

(Continued)

NOTE 11 – INCOME TAXES, Continued

        A reconciliation of income tax at the statutory rate to the Company’s effective rate is as follows:

	2003		2002
Computed at the expected statutory rate	37.3%		19.3%
Life insurance proceeds	(20.	6)	—
Net operating losses utilized	(8.2)		(32.	5)
Other	(6.8)		28.0

Income tax expense – effective rate	1.7%		14.8%

        The tax effects of temporary differences that give rise to significant portions of the deferred tax accounts as of June 30, 2003 and 2002 are presented below:

	2003	2002
Deferred tax assets applicable to:
Allowance for doubtful accounts	$17,000	$36,000
Inventory reserves	115,000	127,000
Warranty reserves	40,000	33,000
Net operating loss carryforwards	285,500	425,000
Other	144,000	160,450

	601,500	781,450
Less valuation allowance	470,250	650,200

Deferred tax asset	$131,250	$131,250

        The Companies have federal and state net operating loss carryovers at June 30, 2003 totaling approximately $1,769,000. These net operating loss carryforwards expire on various dates through 2020. The Company is not expecting to realize the benefit of certain net operating loss carryforwards due to various Internal Revenue Service Code limitations relating to the origination of these losses. At June 30, 2003 approximately $828,000 of the Company’s net operating loss carryforwards are not subject to these limitations. During the years ended June 30, 2003 and 2002, the Company had net operating loss carryforwards to expire of approximately $113,000 and $236,000, respectively.

NOTE 12 – INCOME PER SHARE OF COMMON STOCK

        The weighted average number of shares used in the computation of basic and diluted income per common share was 2,550,323 in 2003 and 2,518,800 in 2002. Options on 254,000 and 390,000 shares of common stock as of June 30, 2003 and 2002, respectively, were not included in computing diluted income per share because the exercise price for the outstanding options was greater than the fair market value of the common stock and therefore antidilutive.

NOTE 13 – EMPLOYEE BENEFIT PLANS

        Biotel Inc. has a 401(k) plan covering substantially all of its employees. Company contributions for the year ended June 30, 2003 totaled $65,315. There were no Company contributions for the year ended June 30, 2002.

(Continued)

NOTE 14 – OPERATIONS AND INDUSTRY SEGMENTS

        The Company reports on two segments of business: OEM Medical Equipment Sales and Direct Medical Equipment Sales. The industry segment information corresponds with the Company’s different customer and product types and therefore complies with the requirements of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

        In calculating segment profit, certain corporate operating expenses incurred for the benefit of all segments are included on an allocated basis. The corporate profit amount includes non-allocable general corporate expenses, interest expense and other income, including $500,000 in life insurance proceeds for the year ending June 30, 2003.

	2003
	OEM Medical Equipment Sales	Direct Medical Equipment Sales	Corporate	Totals
Domestic revenues	$6,080,846	$1,575,474	$—	$7,655,320
International revenues	528,819	232,601	—	761,420

Revenues from external customers	6,609,665	1,807,075	—	8,416,740
Intersegment revenues	288,416	(288,416)	—	—
Interest expense	89,353	—	87,404	176,757
Depreciation and amortization	120,199	44,322	1,002	165,523
Segment profit (loss)	430,307	(43,565)	518,541	905,285

Segment assets	3,069,307	355,267	699,574	4,124,148
Expenditures on property and equipment	301,550	23,819	—	325,369

	2002
	OEM Medical Equipment Sales	Direct Medical Equipment Sales	Corporate	Totals
Domestic revenues	$5,033,997	$1,744,734	$—	$6,778,731
International revenues	464,295	355,724	—	820,019

Revenues from external customers	5,498,292	2,100,458	—	7,598,750
Intersegment revenues	305,927	(305,927)	—	—
Interest expense	216,088	—	51,240	267,328
Depreciation and amortization	124,095	56,872	804	181,771
Segment profit (loss)	142,880	(94,266)	(3,964)	44,650

Segment assets	2,654,183	464,715	466,298	3,585,196
Expenditures on property and equipment	51,979	23,331	—	75,310

NOTE 15 – OTHER COMPREHENSIVE INCOME

        At June 30, 2000, Biotel Inc. owned a 46% interest in ADVA International, Inc. (ADVA), (previously Advanced Medical Products, Inc., AMP), an unconsolidated subsidiary. Prior to 2000, this subsidiary was consolidated with Biotel Inc. However, when the Company’s interest in this subsidiary decreased to below 50% during 2000, Biotel Inc. suspended the practice of consolidation and began accounting for this subsidiary using the equity method of accounting. During 2001, ADVA was involved in a reverse merger transaction which reduced the Company’s ownership to approximately 2.5%, at which point the Company began to account for this marketable security in accordance with Financial Accounting Standards No. 115. At June 30, 2003 and 2002, the Company reduced this investment to its fair market value of $0 based on quoted market prices. The Company’s cost basis in this stock was zero at June 30, 2003 and 2002.

(Continued)

NOTE 16 – SUBSEQUENT EVENTS

        Included in other income and accounts receivable is approximately $500,000 of life insurance proceeds relating to the death of the former CEO. Proceeds from the policy were received in July 2003 and were primarily used to reduce outstanding Company debt to a stockholder.

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
Unaudited

March 31, 2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$161,628
Investments	—
Trade accounts receivable, Net of allowance for doubtful accounts	1,336,184
Inventory, Net of allowance for obsolescence	1,404,943
Deferred tax asset	131,195
Other current assets	49,362

Total Current Assets	3,083,312

PROPERTY, PLANT & EQUIPMENT (Net)	366,461

OTHER ASSETS:
Goodwill	695,551
Other assets	30,230

Total Other Assets	725,781

$4,175,554

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Revolving line of credit	$310,533
Current portion of notes payable	203,494
Trade accounts payable	554,798
Accrued payroll and related liabilities	186,733
Deferred service contract revenue	183,998
Other current liabilities	152,380

Total Current Liabilities	1,591,936

LONG-TERM LIABILITIES:
Notes payable	732,719

Total Liabilities	2,324,655

STOCKHOLDERS' EQUITY:
Common stock, $.01 stated value; 10,000,000 shares
authorized; 2,576,827 shares issued	25,769
Additional paid-in capital	1,912,178
Accumulated deficit	(87,048)

Total Stockholders' Equity	1,850,899

$4,175,554

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
Unaudited

	For the nine months ended March 31

	2004	2003

SALES AND SERVICES	$6,601,528	$6,243,772

COST OF SALES AND SERVICES	3,577,484	3,482,481

GROSS PROFIT	3,024,044	2,761,291

OPERATING EXPENSES
Selling and administrative expenses	1,507,393	1,438,795
Research and development	792,530	920,183

Total operating expenses	2,299,923	2,358,978

INCOME FROM OPERATIONS	724,121	402,313

OTHER INCOME (EXPENSE)
Interest Income	2,644	1,302
Interest Expense	(104,904)	(137,002)
Life insurance proceeds	—	500,000
Other Income(Expense)	(576)	3,807

Total other income (expense)	(102,836)	368,107

NET INCOME BEFORE
PROVISION FOR INCOME TAXES	621,285	770,420

PROVISION FOR INCOME TAXES	9,715	13,052

NET INCOME	$611,570	$757,368

BIOTEL INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
Unaudited

	For the nine months ended March 31

	2004	2003

OPERATING ACTIVITIES
Net income	$611,570	$757,368
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortization	113,015	117,006
Increase in allowance for doubtful accounts	23,615	12,870
Loss on disposal of fixed assets	1,673	—
Expenses paid through issuance of stock	—	3,750
Changes in deferred and accrued amounts
Accounts receivable	(308,804)	211,291
Prepaid expenses	30,614	20,637
Refundable income taxes
Inventories	(210,141)	(123,955)
Other assets	544,543	(493,041)
Accounts payable	4,798	23,951
Accrued payroll and related liabilities	(63,460)	15,675
Other accrued expenses	(22,397)	47,561
Deferred service contract revenue	(47,574)	(91,716)
Income taxes payable	(13,954)	4,466

Net cash provided by operating activities	663,500	505,863

INVESTING ACTIVITIES
Purchases of property and equipment	(86,778)	(276,993)

Net cash used for investing activities	(86,778)	(276,993)

FINANCING ACTIVITIES
Proceeds from issuance of common stock	8,250	—
Net change on line of credit	310,533	—
Proceeds on new debt	890,000	250,000
Payments of long-term debt	(1,626,364)	(614,929)

Net cash used for financing activities	(417,581)	(364,929)

Net increase (decrease) in cash and cash equivalents	159,141	(136,059)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,487	277,133

CASH AND CASH EQUIVALENTS, END OF YEAR	$161,628	$141,074

BIOTEL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND CORPORATE ORGANIZATON

        Biotel Inc. and Subsidiaries (the Company) consist of Braemar, Inc., Carolina Medical, Inc., and Advanced Biosensor Inc. Braemar, Inc. designs, manufactures and services diagnostic cardiology devices, including 24- and 48-hour Holter recorders and 30-day cardiac ECG event recorders. Carolina Medical, Inc. manufactures and services components used in liposuction treatments and diagnostic equipment used in ultrasound imaging and blood flow measurement. Braemar, Inc. and Carolina Medical, Inc. primarily sell to original equipment manufacturing (OEM) customers who use the Company’s products as components in their medical product lines. Advanced Biosensor Inc. designs diagnostic Holter software which it integrates and sells in combination with Braemar recorders and other cardiopulmonary diagnostic equipment to end users in hospitals and clinics.

        The Company’s sales are principally to customers in the United States with some international sales.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
The consolidated financial statements include the accounts of Biotel Inc. and its wholly owned subsidiaries (collectively, the Company). Significant intercompany accounts and transactions are eliminated in consolidation.

Management estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these financial statements include those assumed in computing the allowance for doubtful receivable accounts, inventory valuation allowances and warranty reserves. Actual results could differ from these estimates.

Concentrations of credit risk
At times the Company maintains bank deposits in excess of the federally insured limit. Management monitors the soundness of these financial institutions and feels the Company’s risk is negligible.

The Company sells its products to customers on credit in the ordinary course of business. A customer’s credit history is reviewed and must meet certain standards before credit is extended. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Advertising and marketing
The Company follows the policy of charging the costs of advertising, except for costs associated with direct response advertising, to operating expenses as incurred. The costs of direct response advertising are capitalized and amortized over the period during which future benefits are expected to be received, which is typically 12 months or less. During the nine months ended March 31, 2004 and 2003, advertising expenses totaled approximately $38,704 and $41,832, respectively.

Inventories
Inventories are valued at the lower of cost (using the average and first-in first-out cost methods) or market. Company management periodically reviews inventory for specific future usage, and estimates of impairment of individual inventory items are recorded as a reserve to reduce inventories to the lower of cost or market.

Marketable Securities
The Company had investments in securities which were classified as available for sale in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Securities classified as available for sale were reported at fair value, with unrealized gains and losses reported as a separate component of comprehensive income and stockholders’ equity. Realized gains and losses on the disposition of securities and declines in value judged to be other than temporary were computed on the specific identification method and included in income. The securities were valued based on the quoted market price for the stock.

Property and equipment
Property, equipment and leasehold improvements are recorded at cost. Depreciation is calculated using the straight-line or declining-balance methods over estimated useful lives of three to ten years for equipment, three to five years for automobiles and two to thirty-one years for leasehold improvements.

Goodwill
Goodwill arose from the acquisition of Braemar, which was acquired during a previous accounting period. Goodwill is deemed to have an indefinite useful life and is no longer amortized but is subject to impairment tests performed at least annually, as specified by SFAS No. 142, Goodwill and Other Intangible Assets. The Company performs this impairment test at the end of each fiscal year.

Service contracts
Amounts billed to customers for service contracts are recognized as income over the term of the agreements and the associated costs are recognized as incurred. As of March 31, 2004, current liabilities include service contract revenue deferrals of $183,998.

Warranty reserve
The Company offers warranties of up to a year to its customers, depending on the specific product sold. The Company’s warranties require it to repair or replace defective products during the warranty period at no cost to the customer. The Company records a liability for estimated costs that may be incurred under its warranties based on recorded sales. Although historical warranty costs have been within expectations, there can be no assurance that future warranty costs will not exceed historical amounts. The Company periodically assesses the adequacy of its recorded liability and adjusts the balance as necessary. As of March 31, 2004, the warranty reserve totaled $120,369.

Revenue recognition
Revenues from product sales are recognized at date of shipment and title passes to the customer. There are no customer acceptance provisions, and the right to return exists only in cases of damaged product or non-compliance with customer specifications.

The Company has applied the accounting and disclosure requirements of Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101.

Income per common share
Income per common share is calculated under the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 requires the Company to report both basic income per share, which is based on the weighted-average number of common shares outstanding, and diluted income per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive shares outstanding.

Stock option plans
The Company has elected to account for its stock-based compensation under the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, the Company accounts for its employee stock option plan under the provisions of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, for the measurement and recognition of its stock-based compensation. Under the provisions of APB No. 25, the Company recognized no compensation expense related to options granted. However, SFAS No. 123, Accounting for Stock-Based Compensation, requires the Company to disclose pro forma information regarding option grants made to its employees and board of directors. SFAS No. 123 specifies certain valuation techniques that produce estimated compensation charges that are included in the pro forma results below.

SFAS No. 123 pro forma amounts are as follows for the nine months ended March 31, 2004 and 2003:

	2004	2003
Net income, as reported	$611,570	$757,368
Less: Total stock-based employee compensation
expense determined under fair value based method
for all awards, net of related tax effects	23,228	7,167

Pro forma net income	$588,342	$750,201

Pro forma basic income per share	0.23	0.29
Pro forma diluted income per share	0.22	0.29
Basic income per share as reported	0.24	0.30
Diluted income per share as reported	0.23	0.30

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. For the options issued, the following weighted average assumptions were used for the nine months ending March 31, 2004 and 2003: risk-free interest rate based on date of issuance of 3.72% and 4.98%, respectively; no expected dividends; a volatility factor of 725.27and 247.96, respectively; an expected life of the options of 5 – 10 years; and expected vesting of the options at 100%.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of Biotel Inc.‘s options.

Research and development
Research and development costs are charged to operations as incurred. These costs are for proprietary research and development activities that are expected to contribute to the future profitability of the Company.

Income taxes
Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes relate primarily to differences between financial and income tax reporting for the basis of inventory, accounts receivable, property and equipment and accrued liabilities. The deferred tax accounts represent the future tax return consequences of those differences, which will either be deductible or taxable when the asset and liabilities are recovered or settled. Deferred taxes may also be recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount management expects is more likely than not to be realized.

Cash and cash equivalents
The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Recent accounting pronouncements
The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company.

In April, 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishments of Debt, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers, and amends SFAS No. 13, Accounting for Leases. This new statement requires gains and losses from extinguishment of debt to be classified as an extraordinary item only if they meet the criteria of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, which will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. The adoption of the provisions of SFAS No. 145, as of September 1, 2002, had no impact on the Company’s financial position or results of operations.

In June, 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-2, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement applied to costs associated with specific exit activities and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The provisions of this statement were adopted by the Company on January 1, 2003, with no material impact on financial position or results of operation.

In December, 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. This statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted this standard effective August 31, 2003, and has included the required disclosures in the notes to the consolidated financial statements. The Company has not elected the fair value treatment of stock-based compensation and the adoption of this standard has no impact on its financial position.

In May, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires than an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial condition or operating results.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 3 – INVENTORIES

        As of March 31, 2004 and 2003, inventories consist of the following:

	2004	2003
Raw materials and supplies	$1,143,478	$1,026,637
Work in process	82,845	106,402
Finished goods	421,340	278,995
Evaluation units and replacements	22,423	34,459

	1,670,086	1,446,493
Valuation allowance	(265,143)	(335,332)

	$1,404,943	$1,111,161

NOTE 4 – PROPERTY AND EQUIPMENT

        As of March 31, 2004 and 2003, property and equipment consist of the following:

	2004	2003
Machinery and equipment	$2,081,458	$2,059,914
Vehicles	4,680	4,680
Furniture and fixtures	75,483	78,538
Leasehold improvements	37,601	37,601

	2,199,222	2,180,733
Accumulated depreciation	(1,832,761)	(1,783,233)

	$366,461	$397,500

NOTE 5 – LONG-TERM DEBT

        As of March 31, 2004 and 2003, long-term debt consists of the following:

	2004	2003
BANK
As of March 31, 2004, term loan with bank, payable in
monthly installments of $20,526.90, including interest at
the prime rate (4.0% as of March 31, 2004) plus 1.0%,
due March 26, 2008. This loan is collateralized by the first line on principally all Company assets.	$890,000	$—
As of March 31, 2003, term loan with bank, payable in
monthly installments of $15,550, including interest at the
prime rate (4.0% at March 31, 2004) plus 1.25%, due
April 10, 2007. This loan was collateralized by the first line on principally all Company assets. Paid in full March 29, 2004.	—	668,970
OTHER
Note payable to former stockholder of subsidiary,
payable in quarterly installments of $50,000, due
March 1, 2004, interest payable quarterly at 8.0%
Paid in full March 1, 2004	—	200,000
Note payable to stockholder, annual interest of 9.0%,
due September 30, 2005	46,213	39,163
Note payable to stockholder, payable in monthly
principal installments of not less than $6,000 plus
interest at 9.5% per annum, due July 1, 2005
Paid in full March 29, 2004	—	358,000
Note payable to stockholder, monthly principal payments
of not less than $2,000 per month plus annual interest
of 12%, due August 15, 2004, secured by all of the stock
of Braemar, Inc., and guaranteed by Biotel Inc. (see
Note 14) Paid in full March 29, 2004	—	488,000

	936,213	1,754,133
Less current maturities	(203,494)	(398,500)

	$732,719	$1,355,633

Maturities of long-term debt are as follows as of March 31:

2004	$203,494
2005	$261,171
2006	$226,684
2007	$244,864
2008	$—

        The bank loan agreements contain financial and other covenants requiring the Company to provide certain financial information to the bank on a monthly and quarterly basis.

        At March 31, 2003, the Company had a $780,000 line of credit with a bank. The line, bearing interest at the bank’s prime rate (4.0% at March 31, 2003) plus 1.25%, expired March 31, 2004. At March 29, 2004, the Company refinanced this credit line with a $750,000 line of credit with a bank. The line bears interest at the bank’s prime rate (4.0% at March 31, 2004) plus 1.0% and expires March 29, 2005. At March 31, 2004, the amount outstanding under this line of credit was $310,533. At March 31, 2003, no amount was outstanding under this line.

NOTE 6 – RELATED PARTY TRANSACTIONS

        Interest expense for related party obligations for the nine months ended March 31, 2004 and 2003, was $32,567 and $78,156, respectively. Accrued interest to related parties was $2,080 and $10,727 as of March 31, 2004 and 2003, respectively.

        Carolina Medical, Inc. leases its land and building from an affiliated partnership under a lease agreement which expires April 30, 2008. Total rent expense to the affiliated partnership was $37,800 and $35,100 for the nine months ending March 31, 2004 and 2003, respectively.

NOTE 7 – LEASE OBLIGATIONS

        Advanced Biosensor Inc. leases its facility under a three-year lease agreement which will expire October 31, 2004. The lease has been extended for a one-year term to expire October 31, 2005.

        Braemar, Inc. maintains a non-cancelable operating lease for office and manufacturing space, which includes costs allocated by the lessor for property taxes, insurance and maintenance. The lease expires August 31, 2004, and has been extended for an 18-month term with an option to cancel at 12 months with 90-days notice.

        Carolina Medical, Inc. leases its facility under a five-year lease agreement which will expire April 30, 2008.

        As of March 31, 2004, future minimum lease payments due under these non-cancelable operating leases are as follows for fiscal years ending June 30:

2004	$53,157
2005	$219,828
2006	$91,038
2007	$50,400
2008	$42,000

        Total rent expense under these operating leases was $190,717 and $185,572 for the nine months ended March 31, 2004 and 2003, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

        Carolina Medical has been the subject of a potential environmental investigation by the North Carolina Division of Environment and Natural Resources involving alleged ground water contamination coming from property previously owned by Carolina Medical. Carolina Medical sold the property in April 1987 to an affiliated investment partnership. Carolina Medical has been informed by the investment partnership that the North Carolina Division of Environment and Natural Resources has requested a site evaluation and a plan for site clean up. The investment partnership is negotiating with an adjacent landowner to discontinue the use of its two wells in an attempt to have the site and associated contamination reclassified as low-risk by the State of North Carolina. Company management believes that it is unlikely that future legal or remediation costs relating to this investigation will have a material impact on the Company’s future financial position or financial results.

        Biotel maintains product liability insurance covering its subsidiaries. There are no known product liability claims, and management presently believes that there is no material risk of loss from product liability claims.

NOTE 9 – SIGNIFICANT CUSTOMER CONCENTRATIONS

        Credit sales are made to the Company’s customers in the ordinary course of business. Generally, these sales are unsecured. Approximately 23.3% and 35.1% of the Company’s total consolidated sales were to one customer during the nine months periods ending March 31, 2004 and 2003, respectively.

NOTE 10 – STOCK OPTIONS

        Biotel Inc. adopted an incentive compensation plan for board-designated personnel on November 15, 2001, by amending the “Biosensor Corporation 1999 Incentive Compensation Plan.” Options to purchase shares of the Company’s common stock are granted at a price not less than 100% of the fair market value of the common stock, as determined by the Board of Directors, using the best available market data, on the date the options are granted. As of March 31, 2004 and 2003, Biotel Inc. had 326,000 and 372,000 outstanding options, respectively. As of March 31, 2004, option prices range from $.375 to $2.00 per share with a weighted average remaining contract life of 3.45 years. At March 31, 2003, option prices ranged from $.375 to $.625 per share with a weighted average remaining contract life of 1.79 years. There were 22,000 options exercised under these plans during the nine months ended March 31, 2004, and no options were exercised during the nine months ended March 31, 2003. Option vesting and expiration is determined by the Board of Directors at the time the options are awarded. No options may be awarded with an expiration greater than ten years.

        A summary of the activity under the Company’s plan is as follows:

		Outstanding		Exercisable
	Shares Available	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance at June 30, 2001	6,000	394,000	$0.3887	86,000	$0.3750

Plan amendment	250,000
Granted	(92,000)	92,000	0.5924
Exercised	—	—
Forfeited	96,000	(96,000)	0.3750

Balance at June 30, 2002	260,000	390,000	$0.4401	135,667	$0.4241

Granted	(26,000)	26,000	0.6250
Exercised	—	—
Forfeited	162,000	(162,000)	0.4083

Balance at June 30, 2003	396,000	254,000	$0.3870	164,334	$0.4591

Granted	(121,000)	121,000
Exercised	22,000	(22,000)
Forfeited	27,000	(27,000)

Balance at March 31, 2004	324,000	326,000	$0.5404	23,400	$0.5261

Balance at June 30, 2002	260,000	390,000	$0.4401	135,667	$0.4241

Granted	—	—
Exercised	—	—
Forfeited	18,000	(18,000)

Balance at March 31, 2003	278,000	372,000	$0.3750	135,667	$0.4241

NOTE 11 – INCOME TAXES

        The components of the provision for income taxes are as follows for the nine months ended March 31, 2004 and 2003:

	2004	2003
Current provision for state taxes	$9,715	$13,052
Decrease in deferred tax credits	8,445	104,950
Decrease in valuation allowance	(8,445)	(104,950)

Total provision	$9,715	$13,052

        A reconciliation of income tax at the statutory rate to the Company’s effective rate for the nine months ending March 31, 2004 and 2003, is as follows:

	2004	2003
Computed at the expected statutory rate	37.3%	37.3%
Life insurance proceeds		(24.0%)
Net operating losses utilized	(21.6%)	(3.6%)
Other	(13.7%)	(8.2%)

Income tax expense – effective rate	2.0%	1.5%

        The tax effects of temporary differences that give rise to significant portions of the deferred tax accounts as of March 31, 2004 and 2003, are presented below:

	2004	2003
Deferred tax assets applicable to:
Allowance for doubtful accounts	$17,000	$17,000
Inventory reserves	115,000	115,000
Warranty reserves	40,000	40,000
Net operating loss carryforwards	246,000	360,500
Other	175,000	144,000

	593,000	676,500
Less valuation allowance	461,805	545,250

Deferred tax asset	$131,195	$131,250

        The Companies had federal and state net operating loss carryovers at June 30, 2003, totaling approximately $1,769,000. These net operating loss carryforwards expire on various dates through 2020. The Company is not expecting to realize the benefit of certain net operating loss carryforwards due to various Internal Revenue Service Code limitations relating to the origination of these losses. At June 30, 2003, approximately $828,000 of the Company’s net operating loss carryforwards were not subject to these limitations. For the nine months ended March 31, 2004 and 2003, management estimated that approximately $355,000 and $57,000 of these net operating losses will be utilized to reduce taxable income, respectively.

NOTE 12 – INCOME PER SHARE OF COMMON STOCK

        The weighted average number of shares used in the computation of basic and diluted income per common share as of March 31, 2004, was 2,563,018 and 2,696,977, respectively. The weighted average number of shares used in the computation of basic and diluted income per share as of March 31, 2003, was 2,554,427. Options on 372,000 shares of common stock as of March 31, 2003, were not included in computing diluted income per share because the exercise price for the outstanding options was greater than the fair market value of the common stock and therefore antidilutive.

NOTE 13 – EMPLOYEE BENEFIT PLANS

        Biotel Inc. has a 401(k) plan covering substantially all of its employees. Company contributions for the nine months ended March 31, 2004 and 2003, totaled $40,196 and $51,877, respectively.

NOTE 14 – OPERATIONS AND INDUSTRY SEGMENTS

        The Company reports on two segments of business: OEM Medical Equipment Sales and Direct Medical Equipment Sales. The industry segment information corresponds with the Company’s different customer and product types and, therefore, complies with the requirements of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

        In calculating segment profit, certain corporate operating expenses incurred for the benefit of all segments are included on an allocated basis. The corporate profit amount includes non-allocable general corporate expenses, interest expense and other income, including $500,000 in life insurance proceeds for the nine months ending March 31, 2003.

	2004
	OEM Medical Equipment Sales	Direct Medical Equipment Sales	Corporate	Totals
Domestic revenues	$4,861,335	$1,296,350	$—	$6,157,685
International revenues	349,002	94,841	—	443,843

Revenues from external customers	5,446,063	1,391,191	—	6,601,528
Intersegment revenues	235,726	(235,726)	—	—
Interest expense	12,519	0	92,386	104,905
Depreciation and amortization	88,726	24,150	139	113,015
Segment profit (loss)	489,384	180,434	(58,248)	611,570
Segment assets	3,477,561	395,931	302,062	4,175,554
Expenditures on property and equipment	86,267	511	—	86,778

	2003
	OEM Medical Equipment Sales	Direct Medical Equipment Sales	Corporate	Totals
Domestic revenues	$4,540,011	$1,149,698	$—	$5,689,709
International revenues	354,701	199,362	—	554,063

Revenues from external customers	4,894,712	1,349,060	—	6,243,772
Intersegment revenues	218,905	(218,905)
Interest expense	70,096	—	66,906	137,002
Depreciation and amortization	80,680	34,455	702	117,006
Segment profit (loss)	334,378	(52,265)	493,878	757,368
Segment assets	2,861,085	291,577	828,660	3,981,322
Expenditures on property and equipment	268,341	8,652	—	276,993

NOTE 15 – SUBSEQUENT EVENTS

        Biotel Inc. purchased substantially all of the assets of Agility Centralized Research Services, LLC, effective July 1, 2004. Agility, founded in November, 2003, provides 24 hour per day/7 day per week electrocardiogram (ECG) data collection and management services supporting cardiac safety and therapeutic evaluation within the clinical trials of medical corporation. Agility also supplies ECG contract research services to pharmaceutical companies, contract research organizations and academic research organizations. The acquired assets were purchased for $240,000 in cash. Pursuant to the asset purchase agreement, Biotel has agreed to pay up to an additional $260,000 in cash, based upon revenues, profits and the value of contracts generated by Agility. In connection with the asset purchase, Biotel created a wholly owned subsidiary, Agility Centralized Research Service, Inc., a Minnesota corporation incorporated on July 29, 2004.